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Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD.

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2011

March 13, 2012

 TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	1
FINANCIAL DISCLOSURE	2
THE CORPORATION	2
BIN'S INDUSTRY	4
BUSINESS OF THE BIN GROUP	6
RISK FACTORS	13
DIVIDENDS AND CAPITAL STRUCTURE	25
MANAGEMENT	27
MARKET FOR SECURITIES	32
MATERIAL CONTRACTS	32
AUDIT COMMITTEE INFORMATION	33
INTERESTS OF EXPERTS	34
ADDITIONAL INFORMATION	34
SCHEDULE A — AUDIT COMMITTEE CHARTER	i
SCHEDULE B — CREDIT RATINGS	viii

 PROGRESSIVE WASTE SOLUTIONS LTD.
ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2011
DATED MARCH 13, 2012

        The information in this annual information form is given as of March 13, 2012 unless otherwise indicated.

        All dollar amounts in this annual information form are stated in U.S. dollars unless otherwise indicated. References in this annual information form to tonnes are to metric tonnes and references to U.S. tons are to imperial tons. One tonne is equal to 1.1023 U.S. tons. This annual information form contains capitalized technical and other terms that are specific to the operations of Progressive Waste Solutions Ltd. ("BIN" or the "Corporation") and its subsidiaries and the non-hazardous solid waste management industry.

FORWARD-LOOKING STATEMENTS

        This annual information form contains forward-looking statements and forward-looking information. Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events. These statements generally can be identified by the use of forward-looking words or phrases such as "believe", "expect", "anticipate", "may", "could", "intend", "estimate", "plan", "will", "should" or other similar words or phrases. These statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause our actual results, performance or achievements to differ materially from those expressed or implied by those statements. We cannot assure you that any of our expectations, estimates or projections will be achieved.

        Numerous factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by forward-looking statements, including, without limitation, the following:

  •
  downturns in the economy;

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  our ability to obtain, renew and maintain certain permits, licenses and approvals;

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  restrictive covenants and other requirements of our debt instruments;

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  labor and employment matters;

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  our financial obligations to pay closure costs and post-closure costs at our landfills;

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  the requirement to obtain performance or surety bonds, letters of credit and insurance;

  •
  interest rate fluctuations;

  •
  our ability to execute our acquisition strategy;

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  increased capital requirements on account of future acquisitions;

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  our ability to manage the growth of our business;

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  recent acquisitions may not be accretive and may affect share market price;

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  loss of contracts;

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  commodity price fluctuations;

  •
  reliance on third-party disposal customers;

  •
  geographic and customer concentration;

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  fuel cost fluctuations;

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  reliance on key personnel;

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  impairment to our assets;

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  uninsured and underinsured losses;

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  the stringent requirements of, and the potential for changes to, applicable legislation and governmental regulations;

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  our compliance with environmental regulations;

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  liabilities resulting from contamination by hazardous substances;

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  climate change regulations;

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  competition;

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  provincial, state and local government requirements under which landfill alternatives are encouraged;

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  foreign exchange exposure;

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  our use of accounting estimates and judgments;

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  the adoption of new accounting standards; and

  •
  potential deficiencies in internal control over financial reporting and disclosure controls and procedures.

        These factors are outlined in greater detail in this annual information form.

        The list of factors above is illustrative, and by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. All forward-looking statements in this annual information form are qualified by these cautionary statements. The forward looking statements in this annual information form are made as of the date of this annual information form and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

FINANCIAL DISCLOSURE

        Please refer to the management's discussion and analysis of the financial condition and results of operations of the Corporation for the year ended December 31, 2011 for a detailed description of Adjusted EBITDA and other financial measures used by the Corporation.

THE CORPORATION

        On May 27, 2009, BFI Canada Ltd. amalgamated with IESI-BFC Ltd. and the amalgamated company continued under the name IESI-BFC Ltd. On May 2, 2011, IESI-BFC Ltd. amalgamated with BIN and the amalgamated company continued under the name Progressive Waste Solutions Ltd. BIN is incorporated under the Business Corporations Act (Ontario).

        BIN is the successor to BFI Canada Income Fund (the "Fund"), following the completion of the conversion of the Fund to a corporate structure by way of a court-approved plan of arrangement under the Business Corporations Act (Ontario) (the "OBCA") on October 1, 2008 (the "Conversion"). The Fund was a limited purpose trust established under the laws of the Province of Ontario by a declaration of trust dated February 8, 2002. As a result of the Conversion, BIN owns, directly or indirectly, all of the existing assets and liabilities of the Fund. The Fund was wound up on June 30, 2009.

        The head and registered office of BIN is located at 400 Applewood Crescent, 2nd Floor, Vaughan, Ontario L4K 0C3 (telephone number (905) 532-7510). The following diagram sets forth BIN's organizational structure. For simplification, this diagram omits certain wholly-owned holding or operating companies.

        In this annual information form, "Ridge" refers to Ridge (Chatham) Holdings, L.P. and Ridge (Chatham) Holdings G.P. Inc., "BFI Canada" refers to BFI Canada Inc. and its direct and indirect subsidiaries representing, collectively, the Canadian operating companies, "IESI" refers to IESI Corporation and its direct and indirect subsidiaries representing, collectively, the U.S. operating companies, "BIN Group" refers to IESI-BFC Holdings Inc. and its Canadian and U.S. subsidiaries including BFI Canada, IESI and Waste Services Inc., respectively.

Existing Structure of the Canadian and U.S. Operating Companies

Canadian Operating Companies

        IESI-BFC Holdings Inc. is a holding company and direct subsidiary of BIN that wholly owns BFI Canada Inc., which in turn wholly owns several Canadian operating subsidiaries including BFI Usine de Triage Lachenaie Ltd. ("BFI Usine") and Entreprise Sanitaire F.A. Ltée ("F.A.").

        BFI Canada Inc. owns all of the outstanding securities of Ridge (Chatham) Holdings, L.P. and Ridge (Chatham) Holdings G.P. Inc., the owner and operator of the Ridge landfill, located near Chatham, Ontario.

U.S. Operating Companies

        IESI, which is wholly owned by IESI-BFC Holdings Inc., is a holding company that owns Total Waste Systems, Inc. an Oklahoma Corporation, IESI MO Corporation, a Missouri corporation, IESI AR Corporation, an Arkansas Corporation, IESI TX Corporation, a Texas corporation, IESI MD Corporation, a Maryland corporation, and the following subsidiaries incorporated under the laws of Delaware: IESI LA Corporation, IESI NJ Corporation, IESI NY Corporation, IESI PA Corporation, Winters Bros. Waste Systems, Inc. and Waste Services, Inc. (collectively the "IESI Operating Companies"). All of the IESI Operating Companies, except Total Waste Systems, Inc., in turn wholly own certain U.S. operating subsidiaries as follows: (i) IESI TX Corporation owns the following two Delaware corporations, IESI TX GP Corporation and IESI DE LP Corporation, and IESI DE LP Corporation is the sole limited partner of IESI TX Landfill, LP, a Texas limited partnership; (ii) IESI NY Corporation owns Seneca Meadows, Inc., incorporated in New York; (iii) IESI PA Corporation owns IESI PA Bethlehem Landfill Corporation, incorporated in Delaware and IESI Blue Ridge Landfill Corporation, incorporated in Pennsylvania; (iv) IESI MO Corporation owns IESI MO Landfill Corporation, a Missouri corporation, IESI MO Champ Landfill, LLC, F.W. Disposal, LLC and FW Disposal South, LLC, each a Missouri limited liability company; (v) Progressive Waste Solutions of LA, Inc. (formerly IESI LA Corporation) owns IESI LA Landfill Corporation; (vi) IESI AR Corporation owns IESI AR Landfill Corporation, an Arkansas corporation; (vii) IESI NJ Corporation owns IESI NJ Recycling Corporation, incorporated in Delaware; (viii) IESI MD Corporation owns Roll-Off Express, Inc. a Maryland Corporation and 2900 Dede Road, LLC, a Maryland limited liability company; (ix) Winters Bros. Waste Systems, Inc. owns the following New York corporations: Winters Bros. Management Services Corp., Winters Bros. Recycling Corp., Winters Bros. Transfer Station Corp., Winters Brothers Recycling East End, Inc. and the following New York limited liability companies: Winters Waste Services of New York, LLC, Excel Recycling, LLC, Winters MSW Holdings, LLC, Winters Holtsville Transfer Station, LLC, Winters Bros. Paper Recycling, LLC, and Medford Transfer, LLC, which owns Medford II, LLC, a New York limited liability company; and (x) Waste Services, Inc. owns Waste Services of Arizona, Inc. a Delaware corporation, Omni Waste of Osceola County, LLC, a Florida limited liability company and Waste Services of Florida, Inc., a Delaware corporation which owns the following Florida corporations: East Bay Property, Inc., Florida Container Services, Inc., Taft Recycling, Inc. Sanford Recycling and Transfer, Inc., Groveland Transfer Recycling, Inc., Rip Inc., and SLD Landfill, Inc. and the following Florida limited liability companies: Freedom Recycling Holdings. LLC and Sun Country Materials, LLC.

BIN'S INDUSTRY

        The North American non-hazardous solid waste management industry comprises the collection, transportation, transfer, disposal and recycling of non-hazardous solid waste at landfills or other disposal facilities such as incineration or composting facilities. Non-hazardous solid waste includes commercial, industrial and residential waste (including household and yard waste). Non-hazardous solid waste is solid waste that is not comprised of substances considered hazardous materials under any federal, provincial, state and/or local legislation or regulation applicable to the collection, transfer, disposal and/or recycling of solid waste. The principal services offered by the non-hazardous solid waste management industry are summarized below.

        Collection.    Collection of non-hazardous solid waste is from commercial, industrial and residential customers. Commercial collection typically involves the use of front-end and rear-end loader trucks to collect waste stored in steel bins that are usually supplied by the waste collection service provider. Industrial waste collection typically involves the use of roll-off trucks to collect waste stored in large rectangular roll-off containers from manufacturing businesses or construction and demolition ("C&D") sites. Residential waste collection involves the curbside collection of residential solid waste using rear-end and side-loader trucks. Residential waste collection services are provided by municipalities and companies that contract either with municipalities or directly with individual homeowners, homeowners' associations, apartment building owners or similar groups. Once collected, waste or recyclable material is transported to a transfer station or directly to a disposal or recycling facility.

        Transfer Stations.    Transfer stations are facilities typically located near commercial, industrial and residential collection routes that are a distance from the ultimate disposal site. Non-hazardous solid waste is received at the transfer station from collection trucks, sometimes sorted and then transferred in large volumes to landfills or other waste disposal facilities or recycling facilities. This consolidation reduces the costs associated with transporting the waste and may allow operators to obtain volume discounts on disposal rates at landfills and other disposal facilities. Transfer stations also facilitate the efficient utilization of collection personnel and equipment by allowing them to focus on collection operations and spend less time traveling to disposal sites. Transfer stations can handle non-hazardous solid waste received from commercial and residential collection operations and most industrial waste. Some transfer stations are constructed to receive certain specialized waste, such as C&D debris.

        Landfills.    Landfills are the primary waste disposal facilities for all types of non-hazardous solid waste. Landfills must be designed, permitted, operated and closed in accordance with comprehensive federal, provincial, state and/or local regulations. These regulations also dictate the type of waste that may be received by the landfill. Landfill operations include excavation of earth, spreading and compacting of waste and covering of waste with earth or other inert material.

        Other Disposal Facilities.    Other alternative disposal facilities include composting facilities, digestion, incineration or thermal processing. Digestion involves the processing of organic waste in an oxygen starved environment into residues and recoverable methane gas which is typically used as a fuel to produce power. Composting involves processing certain types of organic materials (leaf and yard wastes, food wastes and other organic matter, including paper, wood and organic sludges) into reusable and non-putrescible soil conditioners and other products. Incineration facilities generally accept non-hazardous solid waste and are typically designed to incinerate the waste, often with the process producing electricity or steam. Thermal processing involves the conversion of wastes into gasses, sometimes referred to as syngases, which are often used to produce power or synthetic fuels.

        Recycling.    Recovery and recycling involve operations in which certain types of waste material (including wood, paper, cardboard, plastic, glass, aluminum and other metals) are sorted, processed and resold as recycled material. After processing and sorting, purchasers generally pay a fluctuating spot market price for recycled materials. Waste for which there is no market is shipped to a disposal facility, typically a landfill.

        The North American non-hazardous solid waste management industry is a fragmented and competitive industry, requiring substantial expertise, labor and capital resources. Industry participants compete for collection accounts primarily on the basis of quality of service and price and compete for transfer station and landfill business on the basis of tipping fees, geographic location and environmental practices. In addition, the industry displays the following characteristics:

        Recession Resistance.    The non-hazardous solid waste management industry meets an essential need of communities and businesses. Waste management services remain a necessity regardless of the level of economic activity. Revenues from commercial waste collection services generally do not decrease significantly during periods of slower economic activity because the number of pick-ups required by commercial waste generators generally does not materially change during such periods. The volume of waste collected at each commercial waste pick-up may decrease during periods of slower economic activity due to changes in consumption patterns, resulting in decreased disposal costs for hauling companies. The reduction in tipping volumes will result in decreased revenues for landfill operators. BIN believes that revenues from residential non-hazardous solid waste management services are not as volume sensitive because the number of households for which collection services are provided does not generally change in periods of slower economic activity. Revenues from industrial waste collection services are, however, thought to be more closely tied to economic conditions due to the sensitivity of the C&D and manufacturing sectors to changes in the economy.

        Vertical Integration.    Vertical integration in the non-hazardous solid waste management industry, or "internalization", is the collection and disposal of waste by a waste management company into its own transfer station, landfill or other waste disposal facility or recycling facility. Internalization enables costs to be controlled by avoiding third-party disposal fees and allows for greater asset utilization within the business. Larger operators with greater financial resources, expertise and experience are able to build, through market development initiatives and acquisitions, vertically integrated, cost effective operations consisting of collection operations, transfer stations, landfills or other waste disposal facilities and recycling facilities. Vertically integrated companies can be assured of access to a landfill or other waste disposal facilities on favorable terms and of a steady supply of waste at such facilities, which is needed in order to economically operate these facilities. Controlling the point of transfer from haulers to landfills has become increasingly important as landfills close and collected waste is often transported further from collection markets.

        Consolidation.    Although it remains fragmented, the non-hazardous solid waste management industry has undergone significant consolidation and integration in both Canada and the United States. BIN believes that this consolidation will continue, mainly as a result of the ability of larger operators to achieve economies of scale and cost pressures and landfill closures brought about by regulatory changes and stringent environmental regulation, enforcement and compliance costs. As a consequence, non-hazardous solid waste management companies are generally operating larger, longer-term landfills that service larger geographical areas.

BUSINESS OF THE BIN GROUP

Overview

        As noted previously, BIN Group includes the collective operations of IESI-BFC Holdings Inc., Ridge, BFI Canada, IESI, Waste Services, Inc. ("WSI") and their respective subsidiaries.

Recent Developments

        On February 28, 2012, BIN announced that it would take an approximate $360 million impairment charge. As part of BIN's testing for impairment it was determined that the U.S. northeast operations have been subject to deteriorating economic conditions. As a result BIN re-performed the goodwill impairment test as of September 30, 2011 and reached the conclusion that the carrying amount of the U.S. northeast reporting unit was in excess of its fair value and that it was more likely than not that an impairment existed. BIN completed the second portion of the impairment test in the fourth quarter of 2011 and the resulting impairment charge was taken at that time.

        On August 17, 2011, BIN announced that it had received approval from the Toronto Stock Exchange ("TSX") to repurchase common shares of the Corporation ("Shares") pursuant to a normal course issuer bid ("NCIB"). The NCIB initially allowed the repurchase of up to 4,000,000 Shares between August 19, 2011 and August 18, 2012. On December 23, 2011 BIN announced that it received approval from the TSX to amend the NCIB to provide for the repurchase of up to 7,500,000 Shares over the same period. As of March 13, 2012 a total of 3,647,599 Shares had been purchased pursuant to the NCIB.

        On July 28, 2011, BIN announced that Keith A. Carrigan, Vice Chairman and CEO would retire effective December 31, 2011 and that Joseph D. Quarin became a member of the Board of Directors and on January 1, 2012 would become Vice-Chairman and CEO.

        On May 2, 2011, IESI-BFC Ltd. announced that it had changed its name to Progressive Waste Solutions Ltd.

        On March 29, 2011, BIN announced the closing of a public secondary offering of 10,906,195 Shares previously owned by TC Carting III, L.L.C.

        At the same time BIN purchased from the underwriters 1,000,000 Shares in the offering, at the public offering price. Those Shares were cancelled and thus no longer outstanding after the purchase.

        On December 23, 2010 BIN Group acquired the waste collection, transfer and landfill assets of Fred Weber Inc., Crown Excel Disposal LLC and Weber Gas Energy, LLC (together, "Fred Weber") in St. Louis, Missouri for cash consideration of $162.5 million.

        On July 2, 2010, BIN, WSI and BIN Merger Sub, Inc. ("Merger Sub") completed the merger provided for in their November 11, 2009 merger agreement (the "Merger Agreement") pursuant to which BIN agreed to acquire WSI. The Merger Agreement provided for Merger Sub to merge with and into WSI, with WSI surviving the merger as a wholly-owned subsidiary of BIN. Upon completion of the merger, each outstanding share of WSI common stock (other than shares owned by WSI, IESI-BFC Ltd., Merger Sub or their subsidiaries, which were cancelled) was converted into the right to receive 0.5833 Shares for each share of WSI common stock, with cash paid in lieu of fractional Shares. BIN filed a Business Acquisition Report (the "BAR") in respect of the merger on SEDAR on September 10, 2010.

        On July 2, 2010, in connection with the acquisition of WSI, BIN entered into a US$950 million amended and restated U.S. credit facility (as so amended the "Credit Facility"). Advances under the credit facility were used to repay the outstanding borrowings under both BIN's previous credit facility and WSI's outstanding U.S. indebtedness. The term of the new credit facility is four years and the facility is comprised entirely of a revolver, with initial pricing of LIBOR + 300 basis points.

        On July 2, 2010, BIN entered into a $525 million Canadian dollar amended and restated credit facility in Canada. Advances under this credit facility were used to repay the outstanding borrowings under both BIN's previous credit facility and the Canadian portion of WSI's credit facility. The term of the new credit facility is four years and the facility is entirely revolver, with initial pricing of BAs + 287.5 basis points.

        On July 16, 2009, BIN announced that it had elected to report its financial results in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in U.S. dollars commencing with its results for the second quarter ended June 30, 2009. Prior to this time, BIN had reported its quarterly and annual financial results in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and in Canadian dollars.

        On June 30, 2009, BIN completed an internal reorganization including, among other things, the dissolution of the Fund.

        On June 10, 2009, BIN closed an offering of 14,950,000 Shares for total gross proceeds of $149.5 million. BIN applied the net proceeds of the offering against the outstanding borrowings under its' U.S. Credit Facility.

        On June 5, 2009, BIN listed its Shares for trading on the New York Stock Exchange ("NYSE") under the symbol "BIN", and changed its Toronto Stock Exchange ("TSX") symbol to "BIN".

        On March 6, 2009, BIN closed an offering of 8,500,000 Shares for total gross proceeds of C$80.75 million. On March 27, 2009, BIN announced that the syndicate of underwriters involved in the offering exercised their over-allotment option in full to purchase an additional 1,275,000 Shares at C$9.50 per Share, for gross proceeds of C$12,112,500. The closing of the over-allotment option occurred on March 30, 2009. BIN applied the net proceeds of the offering and the over-allotment option against a portion of the outstanding borrowings under the U.S. Credit Facility.

BIN Overview

        BIN is one of the largest vertically integrated non-hazardous solid waste management companies in North America. BIN's comprehensive services include non-hazardous solid waste collection, transfer, disposal and recycling in the United States and Canada. BIN's commercial, industrial and residential customers rely on its services to meet their recurring waste management needs.

        BIN's operating philosophy is focused on developing strong collection operations and substantial market share in dense, urban markets. BIN believes that collection density provides it flexibility to pursue various strategies to drive revenue growth, margin expansion and cash flow generation. BIN's 115 collection operations are supported by its extensive asset footprint, including 63 transfer stations, 30 landfills and 46 material recovery facilities ("MRFs"). The integration of BIN's collection operations with BIN's transfer and disposal assets enhances the operating leverage in its business model. BIN's ability to internalize a significant portion of the waste it collects augments BIN's margin profile and the positioning of its local market operations. BIN focuses on markets where it can implement its operational philosophy to optimize return on assets and drive additional growth and profitability.

        BIN benefits from longstanding relationships with many of its commercial, industrial and residential customers, which provide a high degree of stability to its business. The majority of BIN's revenue from commercial and industrial customers is generated from contracts with typical durations of three-to-five years. These contracts provide BIN with visible, recurring revenue and typically provide it with the ability to make annual indexed fee adjustments and the ability to pass through fuel, disposal, transportation and other surcharges in order to mitigate increasing expenses. Many of its contracts with commercial and industrial customers automatically renew after their current term.

        BIN is highly focused on tracking productivity-based operating metrics and managing its business to optimize returns against its asset base. BIN believes that improving asset utilization drives its growth and profitability. BIN generated revenues of $1,840.1 million and adjusted net income of $135 million for the fiscal year ended December 31, 2011 and its adjusted EBITDA was $534.5 million for the same period.

BIN Operations

        BIN operates in markets across North America. In the United States, BIN's services include 77 collection operations, 46 transfer stations, 22 landfills and 25 MRFs. BIN's U.S. operations are primarily focused on two geographic regions: the South Region, consisting of various service areas in Texas, Florida, Louisiana, Oklahoma, Arkansas, Missouri, Mississippi and Illinois; and the Northeast Region, consisting of various service areas in New York, New Jersey, Pennsylvania, Maryland and the District of Columbia.

        BIN's Canadian operations include 38 collection operations, 17 transfer stations, 8 landfills, 21 MRFs and one landfill gas-to-energy facility. BIN's Canadian operations are located in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Québec.

Service and Asset Footprint

        Commercial and Industrial Collection.    BIN provides hand collection and containerized services to a wide variety of commercial and industrial customers. Most commercial and industrial customers are provided with containers that are designed to be lifted mechanically and either emptied into a collection vehicle's compaction hopper or, in the case of the large roll-off containers, to be loaded onto the collection vehicle. BIN's standard commercial containers generally range in size from one to eight cubic yards and roll-off containers generally range in size from 10 to 40 cubic yards.

        Residential Collection.    BIN provides collection services to residential customers.

        Transfer Stations.    BIN operates 63 transfer stations, which are located near many of its collection routes and which receive the non-hazardous solid waste that has been collected by its own and third-party collection vehicles. BIN typically uses subcontractors to transport the waste from its transfer stations to its own or third-party landfills or other disposal facilities. Transfer station fees are generally based on the cost of processing, transporting and disposing the waste.

        BIN believes that its transfer stations benefit it by aggregating waste thereby improving the utilization of collection personnel and equipment. This increases the volume of waste disposed of at the landfills that BIN operates. BIN believes that, as increased regulations and public pressure restrict the development of landfills in urban and suburban areas, transfer stations will increasingly be used as an efficient means to process and transport waste to landfills and other disposal sites.

        Landfills.    BIN owns or operates 30 landfills. BIN monitors the available permitted disposal capacity of its landfills on a regular basis and evaluates whether to seek to expand this capacity. In making this evaluation, BIN considers various factors, including the volume of waste disposed of at the landfill, available acreage, the likelihood of obtaining the necessary approvals and permits and the costs associated with these items.

        Recycling.    BIN owns or operates 46 recycling facilities. BIN's recycling services include collection of recyclable materials from commercial, industrial and residential customers, for which it charges collection and processing fees. BIN's recycling operations also process for sale certain recyclable materials, such as paper, plastics and aluminum, which are marketed as commodities and are subject to significant price fluctuations. BIN's recycling operations are either separate full-service recycling facilities or recycling operations operating along with one of its transfer station operations.

        Landfill Gas.    BIN's Seneca Falls, New York and Bethlehem, Pennsylvania landfills have landfill gas recovery systems that transfer methane gas from the landfill to independently-owned facilities at which the gas is converted into electricity. BIN also owns and operates a power generating plant located at its Lachenaie site which is fuelled by landfill gas. This plant produces approximately 3.7 megawatts of electrical power annually, the equivalent of providing the required electricity to approximately 2,500 homes.

        Gross Revenue by Service Type.    For information about the revenues for each of the services listed above under "Service and Asset Footprint", please see "Gross Revenues by Service Type" in BIN's management discussion and analysis of the financial condition and results of operations as at and for the year ended December 31, 2011 which is incorporated by reference herein.

Regional Overview

U.S. South

        BIN's South Region operations serve customers in the states of Texas, Florida, Louisiana, Oklahoma, Arkansas, Missouri, Mississippi and Illinois. In this region, BIN operates 66 collection operations, 33 transfer stations, 16 solid waste landfills, 3 C&D landfills and 14 MRFs. A substantial portion of its operations in this region are fully or partially integrated.

U.S. Northeast

        BIN's Northeast Region services customers located in the states of New York, New Jersey, Pennsylvania, Maryland and the District of Columbia. In this region, BIN operates 11 collection operations, 13 transfer stations, 3 solid waste landfills and 8 MRFs.

        BIN's Northeast Region includes collection and transfer station operations serving the New York City and Long Island markets. The New York City market is the largest solid waste market of any city in North America. One of the three solid waste landfills BIN owns in the Northeast market is its Seneca Falls, New York landfill. The Seneca Falls landfill is the largest landfill in the State of New York, as measured by average daily volume. Under BIN's municipal contracts with New York City, it transfers and disposes of up to 2,250 U.S. tons per day of residential solid waste collected in New York City.

Canada

        BIN's Canadian operations include 38 collection operations, 17 transfer stations, 7 owned landfills and 21 MRFs and one landfill gas-to-energy facility. BIN also operates one landfill.

Landfill Matters

        The following tables reflect the estimated remaining operating lives in years for the landfills that BIN owns or operates under contractual agreements, and are based on its internal estimates of remaining and probable expansion capacity and projected annual disposal volume, in years, as of December 31, 2011. The estimated remaining operating lives assume the renewal of required operating permits.

	Operating lives in years As of December 31, 2011
	0 to 5	6 to 10	11 to 20	21 to 30	31 to 40	41 to 50	51+	Total
Owned Landfills	1	2	5	4	1	2	10	25
Operated Landfills(1)	0	1	0	1	0	0	1	3

	1	3	5	5	1	2	11	28

(1)
The estimated remaining lives for operated landfills are based on the contractual life, not the life of the site.

        The operating contracts for the Lethbridge, Alberta and Frederick, Oklahoma landfills were excluded from these tables.

        The following tables reflect landfill airspace activity for active landfills owned or operated by BIN in the United States for the year ended December 31, 2011.

	Balance as of December 31, 2010	New Expansions Undertaken	Landfills Acquired	Permits Granted	Airspace Consumed	Changes in Engineering Estimates	Balance as of December 31, 2011
Permitted airspace:
U.S. Tons (in thousands)	283,609	0	0	28,755	(8,359)	4,117	308,122
Number of sites	21	0	0	2	21	21	21
Expansion airspace:
U.S. Tons (in thousands)	70,603	6,585	0	0	0	756	77,943
Number of sites	7	1	0	0	0	7	7

Total available disposal capacity:
U.S. Tons (in thousands)	354,212	6,585	0	28,755	(8,359)	4,873	386,065
Number of sites	21	1	0	2	21	0	21

        The following tables reflect landfill airspace activity for active landfills owned by BIN in Canada for the year ended December 31, 2011.

	Balance as of December 31, 2010	New Expansions Undertaken	Landfills Acquired	Permits Granted	Airspace Consumed	Changes in Engineering Estimates	Balance as of December 31, 2011
Permitted airspace:
Tonnes (in thousands)	50,080	0	0	8,904	(3,662)	8,614	63,936
Number of sites	7	0	0	1	7	7	7
Expansion airspace:
Tonnes (in thousands)	8,904	0	0	(8,904)	0	0	0
Number of sites	1	0	0	(1)	0		0

Total available disposal capacity:
Tonnes (in thousands)	58,984	0	0	0	(3,662)	8,614	63,936
Number of sites	7	0	0	0	7	7	7

Equipment

        BIN owns more than 2,900 waste collection vehicles and 400 support vehicles. The average age for BIN's routed collection vehicles is approximately six to seven years. BIN also owns various other equipment, including carts, containers, commercial compactors and more than 635 pieces of heavy equipment used at its landfills, transfer stations, and recycling facilities.

        BIN believes that its vehicles and equipment are well maintained and adequate for its current operations. BIN intends to make investments in additional equipment for expansion and replacement of assets and in connection with future acquisitions as needed.

Sales and Marketing

        BIN's sales and marketing organization operates on a decentralized basis. Each district has its own direct sales and marketing group, which works under the direction of a district manager or a sales manager who reports to the district manager. Each member of BIN's sales team is responsible for monitoring existing and new customers for opportunities to acquire new business. Sales representatives are required to travel within their assigned territories on a daily basis to call upon potential new customers and existing customers to ensure customer satisfaction, update service agreements and explore prospects for additional business. BIN also markets its services to national accounts.

Competition

        The North American non-hazardous solid waste management industry is competitive and highly fragmented. Competition in the non-hazardous solid waste management industry comes from a number of large, national, publicly owned companies, including Waste Management, Inc., Republic Services, Inc. and Waste Connections Inc., several regional companies and numerous mid-size to small privately owned companies. Some of BIN's national competitors have significantly larger operations and significantly greater financial resources than BIN has. In addition to national and regional firms and numerous local companies, BIN competes as well in markets with municipalities that maintain waste collection or disposal operations. These municipalities may have financial advantages due to their access to user fees and similar charges, tax revenue and tax-exempt financing, and some control of the disposal of waste collected within their jurisdictions.

        BIN competes for collection accounts primarily on the basis of price and the quality of its services. In each market in which BIN operates a landfill, it competes for landfill business on the basis of disposal costs, geographical location and quality of operations. BIN's ability to obtain landfill volume may be limited by the fact that integrated collection companies also operate landfills to which they send their waste.

Regulation

        The non-hazardous solid waste management industry in Canada and the United States is subject to extensive and changing laws and regulations relating to environmental protection, health and safety, land use, transportation and related matters. These include, among others, laws and regulations governing the licensing, use, treatment, storage and disposal of solid non-hazardous and hazardous wastes and materials, air quality, water quality, permissible or mandatory methods of processing waste, location, permitting and expansion of solid waste facilities, greenhouse gas emissions and the remediation of contamination associated with the release of hazardous substances.

        More stringent industry regulations have caused operating and capital costs to rise. Applicable regulations require more stringent engineering of non-hazardous solid waste landfills and may require liner systems, leachate collection, treatment and monitoring systems and gas collection and monitoring systems. These ongoing costs are combined with increased financial reserve requirements for non-hazardous solid waste operators relating to closure and post-closure monitoring.

Employees

        As of December 31, 2011, BIN had approximately 7,000 employees. Approximately 1,780, or 25%, of BIN's employees are covered by collective bargaining agreements. BIN believes that its relationship with its employees is generally good.

Seasonality

        Revenues are generally higher in spring, summer and autumn months due to higher collected and disposed of waste volumes. Higher collection and disposal revenues are partially offset by higher operating expenses to service and dispose of additional waste volumes.

Reliance on Customer Contracts

        BIN depends on third-party disposal customers at its landfills, and BIN cannot provide assurance that it will maintain these relationships or continue to provide services at current levels.

        Operating and maintaining a landfill is capital intensive and generally requires performance bonds and letters of credit to secure performance and financial obligations. As a result, a steady volume of waste is required over the operating life of the landfill in order to maintain profitable operations. The loss of third-party disposal customers could reduce BIN's revenues and profitability. For the year ended December 31, 2011, approximately 58% of the total tonnage received by its landfills was derived from disposal of waste received from third-party disposal customers. Accordingly, BIN depends on maintaining a certain level of third-party disposal customers at its landfills in order to be able to continue to operate its landfills at profitable levels.

        BIN cannot provide assurance that it will maintain its relationships or continue to provide services to any particular disposal customer at current levels. BIN also cannot provide assurance that third-party customers will continue to utilize these sites and pay acceptable gate rates that generate acceptable margins for BIN. Decreases could occur if new landfills open, if BIN's existing disposal customers fail to renew their contracts, if the volume of waste disposal decreases or if it is unable to increase its gate rates to correspond with its increasing costs of operations.

Trademarks

        BIN has applied in both the US and Canada to trademark "Progressive Waste Solutions". BIN's U.S. operations are operated under the trademark "IESI". BIN's Canadian operations are operated under the trademark "BFI Canada". BFI is a trademark of Browning-Ferris Industries, Inc. and is used under license in connection with BIN's Canadian operations. BIN is not affiliated with Browning-Ferris Industries, Inc.

Organizational Structure

        Please see "The Corporation" and "Existing Structure of the Canadian and U.S. Operating Companies" above for information regarding the organizational structure of BIN.

Property, Plants and Equipment

        For information regarding BIN's properties, plants and equipment, please see "BIN Overview", "Service and Asset Footprint", "Regional Overview", "Landfill Matters" and "Equipment" under "Business of the BIN Group" above.

        In addition, BIN leases various offices and facilities.

        For information regarding environmental issues that may affect BIN's utilization of the assets, please see "Regulation" above.

Legal Proceedings

        BIN is subject to certain lawsuits and other claims arising in the ordinary course of business. BIN does not believe that the resolution of these matters will have a material adverse effect on its business, financial condition or results of operations. BIN's predecessor and certain of its subsidiaries operating in the Long Island, New York market were named as defendants in a class action antitrust suit filed on May 5, 2008 by members of a class that had purchased small containerized waste disposal services. The plaintiffs allege a conspiracy to restrain trade and a wilful attempt to monopolize from May 5, 2004 to the present and seek damages in an amount to be determined, which may be trebled under U.S. anti-trust laws. On February 4, 2009, the United States District Court for the Eastern District of New York dismissed all of the plaintiffs' claims in response to the defendants' motion to dismiss, except for the claim of attempted monopolization. BIN believes that this remaining claim is without merit and intends to defend the matter vigorously.

 RISK FACTORS

        Our business, and an investment in our securities, is subject to certain risks, including those described below and those under the headings "Risks and Uncertainties" and "Outlook" in management's discussion and analysis of the financial condition and results of operations of the Corporation as at and for the year ended December 31, 2011. If any of the events or developments discussed in these risks actually occur, our business, financial condition or results of operations or the value of our securities could be adversely affected.

Risks Related to Our Business

Downturns in the economy could adversely affect BIN's revenues and operating margins.

        BIN's business is affected by changes in economic factors that are outside its control, including consumer confidence, interest rates and access to capital markets. Although BIN's services are of an essential nature, a weak economy generally results in decreases in volumes of waste generated, which decreases its revenues. Additionally, consumer uncertainty and the loss of consumer confidence may limit the number or amount of services requested by customers. During weak economic conditions, BIN may also be adversely impacted by its customers' ability to pay it in a timely manner, if at all, due to their financial difficulties, which could include bankruptcies. If BIN's customers do not have access to capital, BIN's volumes may decline and its growth prospects and profitability may be adversely affected.

BIN may be unable to obtain, renew or continue to maintain certain permits, licenses and approvals that it needs to operate its business.

        BIN is subject to significant environmental and land use laws and regulations. BIN's internalization strategy depends on its ability to maintain its existing operations, expand its landfills and transfer stations, establish new landfills and transfer stations and increase applicable daily or periodic tonnage allowances. To own and operate solid waste facilities, BIN must obtain and maintain licenses or permits, as well as zoning, environmental and other land use approvals. Permits, licenses and approvals to operate or expand non-hazardous solid waste landfills and transfer stations are difficult, time consuming and expensive to obtain. Obtaining permits often takes several years and requires numerous hearings, and is in addition to complying with land use, environmental and other regulatory requirements. Often, BIN faces resistance from citizen groups and other environmental advocacy groups. Failure to obtain the required permits, licenses or approvals to establish new landfills and transfer stations or expand the permitted capacity of BIN's existing landfills and transfer stations could hinder internalization and impair its business strategy. A failure to obtain, renew or extend various permits and licenses could result in the impairment of certain assets recorded on BIN's consolidated balance sheet and result in significant impairment charges recorded on its statement of operations and comprehensive income or loss.

BIN's existing debt contains restrictive covenants and requires it to meet certain financial ratios and financial condition tests.

        The terms of BIN's debentures, term loan, revolving credit facilities and variable rate demand solid waste disposal revenue bonds contain restrictive covenants that limit the discretion of its management with respect to certain business matters. These covenants place restrictions on, among other things, BIN's ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends on Shares above certain levels or make certain other payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the debentures and revolving credit facilities contain a number of financial covenants that require BIN to meet certain financial ratios and financial condition tests. A failure to comply with the terms of any of these facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment. If the repayment of any of these facilities was to be accelerated, BIN cannot provide assurance that BIN's assets would be sufficient to repay these facilities in full.

        BIN's access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. BIN's credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, deterioration in general economic and business conditions and adverse publicity. Any downgrades in BIN's credit ratings may impede BIN's access to the debt markets, raise BIN's borrowing rates or affect BIN's ability to enter into interest rate swaps (that are required under the terms of the U.S. facility) and commodity swaps for a portion of diesel fuel that is consumed in our operations.

        On September 30, 2011, Dominion Bond Rating Service Limited ("DBRS") confirmed their BBB low, with a stable trend, rating on BIN's Canadian senior secured series B debenture.

        In November 2009, Standard & Poor's ("S&P") announced that the WSI acquisition would not by itself affect the corporate rating of BIN's U.S. facility. Accordingly BIN's U.S. facility was rated BB+ stable by S&P. On September 30, 2011 S&P revised its rating to BB+ positive. On October 12, 2011, Moody's Investor Service ("Moody's") confirmed BIN's rating of Ba2 stable on BIN's U.S. facility.

        For a description of the rating systems for DBRS, S&P and Moody's credit ratings in general, please see Schedule "B" to this annual information form.

BIN has significant indebtedness, which could adversely affect its financial condition.

        BIN has, and expects to continue to have, a significant amount of indebtedness and, as a result, significant debt service obligations. As of December 31, 2011, BIN had total indebtedness of approximately $1,313 million. BIN's high degree of leverage could have important consequences. For example, it may:

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  increase BIN's vulnerability to adverse economic and industry conditions;

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  require BIN to dedicate a substantial portion of cash from operations to service its indebtedness, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

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  limit BIN's ability to obtain additional financing in the future for working capital, capital expenditures, general corporate purposes or acquisitions;

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  place BIN at a disadvantage compared to its competitors that have less debt; and

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  limit BIN's flexibility in planning for, or reacting to, changes in the business and in the industry generally.

BIN may not be able to retain key employees, which could adversely affect the operation and financial condition of BIN.

        The success of BIN will depend in part on the ability of BIN to retain key employees and successfully manage the broader organization resulting from the combination of BIN and WSI.

BIN's financial obligations to pay closure and post-closure costs in respect of its landfills could exceed current reserves.

        BIN has material financial obligations to pay closure and post-closure costs in respect of its landfills. BIN has estimated these costs and made provisions for them, but these costs could exceed current reserves as a result of, among other things, any federal, provincial, state or local government regulatory action, including unanticipated closure and post-closure obligations. The requirement to pay increased closure and post-closure costs could substantially increase BIN's expenses and cause its net income to decline.

BIN may be unable to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage.

        If BIN is unable to obtain performance or surety bonds, letters of credit or insurance, it may not be able to enter into additional solid waste or other collection contracts or retain necessary landfill operating permits. Collection contracts, municipal contracts and landfill closure and post-closure obligations may require performance or surety bonds, letters of credit or other financial assurance to secure contractual performance or comply with federal, provincial, state or local environmental laws or regulations. BIN typically satisfies these requirements by posting bonds. As of December 31, 2011, BIN had approximately $296 million of such bonds in place. Closure bonds are difficult and costly to obtain. If BIN was unable to obtain performance or surety bonds or additional letters of credit in sufficient amounts or at acceptable rates, it could be precluded from entering into additional collection contracts or obtaining or retaining landfill operating permits. Any future difficulty in obtaining insurance also could impair its ability to secure future contracts that are conditional upon the contractor having adequate insurance coverage. Accordingly, BIN's failure to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage could limit its operations or violate federal, provincial, state or local requirements, which could have a materially adverse effect on its business, financial condition and results of operations.

BIN expects to engage in further acquisitions which may adversely affect the profits, revenues, profit margins or other aspects of its business, and it may not realize the anticipated benefits of future acquisitions to the degree anticipated.

        BIN's growth strategy is based, in part, on its ability to acquire other non-hazardous solid waste management businesses. The success of this acquisition strategy will depend, in part, on its ability to:

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  identify suitable businesses to buy;

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  negotiate the purchase of those businesses on acceptable terms;

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  complete the acquisitions within BIN's expected time frame;

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  improve the results of operations of the businesses that BIN buys and successfully integrate their operations into its own; and

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  respond to any concerns expressed by regulators, including anti-trust or competition law concerns.

        BIN may fail to properly complete any or all of these steps.

        Many of BIN's competitors are also seeking to acquire collection operations, transfer stations and landfills, including competitors that have greater financial resources than BIN does. This may reduce the number of acquisition targets available to BIN and may lead to unfavorable terms as part of any acquisition, including high purchase prices. If acquisition candidates are unavailable or too costly, BIN may need to change its business strategy.

        BIN's integration plan for acquisitions will contemplate certain cost savings, including the elimination of duplicative personnel and facilities. Unforeseen factors may offset the estimated cost savings or other components of BIN's integration plan in whole or in part and, as a result, it may not realize any cost savings or other benefits from future acquisitions. Further, any difficulties BIN encounters in the integration process could interfere with its operations and reduce its operating margins. Even if BIN is able to make acquisitions on advantageous terms and is able to integrate them successfully into its operations and organization, some acquisitions may not fulfill its strategy in a given market due to factors that it cannot control. As a result, operating margins could be less than BIN originally anticipated when it made those acquisitions. In such cases, it may change its strategy with respect to that market or those businesses and decide to sell the operations at a loss, or keep those operations and recognize an impairment of goodwill, capital or intangible assets/landfill assets.

Future acquisitions may increase BIN's capital requirements.

        BIN cannot be certain that it will have enough capital or that it will be able to raise capital by issuing equity or debt securities or through other financing methods on reasonable terms, if at all, to complete the purchases of any solid waste management businesses that it wants to acquire. Acquisitions will generally increase BIN's capital requirements unless they are funded from excess free cash flow, which BIN defines as free cash flow after dividends declared. Acquisitions financed with debt or equity capital will result in higher long-term debt or equity amounts recorded on BIN's consolidated balance sheet. Higher debt levels can increase BIN's borrowing rates and will increase interest expense due to higher levels of outstanding indebtedness.

BIN may be unable to successfully manage its growth.

        BIN's growth strategy will continue to place significant demands on its financial, operational and management resources. In order to continue its growth, BIN may need to add administrative, management and other personnel, and make additional investments in operations and systems. BIN cannot provide assurance that it will be able to find and train qualified personnel, or do so on a timely basis, or expand its operations and systems or expand and/or replace landfill capacity to the extent, and in the time, required.

BIN may lose contracts through competitive bidding or early termination.

        BIN derives a portion of its revenue from municipal contracts that require competitive bidding by potential service providers. Although BIN intends to continue to bid on municipal contracts and to re-bid its existing municipal contracts, such contracts may not be maintained or won in the future. BIN may also be unable to meet bonding requirements for municipal contracts at a reasonable cost to it or at all. These requirements may limit BIN's ability to bid for some municipal contracts and may favor some of its competitors.

        BIN also derives a portion of its revenue from non-municipal contracts, which generally have a term of three to five years. Some of these contracts permit BIN's customers to terminate them before the end of the contractual term. Any failure by BIN to replace revenue from contracts lost through competitive bidding, termination or non-renewal within a reasonable time period could result in a decrease in its operating revenue and its earnings.

BIN depends on third-party disposal customers at its landfills and BIN cannot provide assurance that it will maintain these relationships or continue to provide services at current levels.

        Operating and maintaining a landfill is capital intensive and generally requires performance bonds and letters of credit to secure performance and financial obligations. As a result, a steady volume of waste is required over the operating life of the landfill in order to maintain profitable operations. The loss of third-party disposal customers could reduce BIN's revenues and profitability. For the year ended December 31, 2011, approximately 58% of the total tonnage received by BIN's landfills was derived from disposal of waste received from third-party disposal customers. Accordingly, BIN depends on maintaining a certain level of third-party disposal customers at its landfills in order to be able to continue to operate its landfills at profitable levels.

        BIN cannot provide assurance that it will maintain its relationships or continue to provide services to any particular disposal customer at current levels. BIN also cannot provide assurance that third-party customers will continue to utilize these sites and pay acceptable gate rates that generate acceptable margins for BIN. Decreases could occur if new landfills open, if BIN's existing disposal customers fail to renew their contracts, if the volume of waste disposal decreases or if BIN is unable to increase its gate rates to correspond with its increasing costs of operations. In addition, new contracts for disposal services entered into by BIN may not have terms similar to those contained in current arrangements with existing customers, in which case revenues and profitability could decline.

BIN's Canadian and U.S. operations are geographically concentrated and susceptible to local economies, regulations and seasonal fluctuations.

        BIN's Canadian operations are concentrated in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and are susceptible to those markets' local economies, regulations and seasonal fluctuations.

        BIN's U.S. operations are concentrated in the northeastern and southern United States and are susceptible to those regions' local economies, regulations and seasonal fluctuations. BIN operates in the following twelve states: Texas, Florida, Arkansas, Missouri, Oklahoma, Louisiana, Mississippi, New York, New Jersey, Pennsylvania, Maryland and Illinois, as well as the District of Columbia.

        BIN derived more than 13.8% of its revenue during 2011 and 18.8% of its revenue for 2010 from services provided in Texas, and more than 14.8% of its revenue during 2011 and 16.0% of its revenue for 2010 from services provided in New York. With the addition of WSI in July 2010, BIN also derived more than 8.2% of its revenue from services provided in Florida for the six month period ended December 31, 2010 and 12.9% in 2011. Accordingly, economic downturns in Texas, New York and Florida, and other factors affecting such states, such as state regulations affecting the non-hazardous solid waste management industry or severe weather conditions, could have a material adverse effect on BIN's business, financial condition and results of operations.

        In addition, seasonality may temporarily affect BIN's revenues and expenses. BIN generally experiences lower C&D debris volumes during the winter months when the construction industry is less active. Frequent and/or heavy snow and ice storms can also affect revenues, primarily from transfer station and landfill operations, which are volume based, and the productivity of collection operations. Higher than normal rainfall and more frequent rain storms can put additional stress on the construction industry thus lowering the volumes of waste handled in BIN's landfills.

Revenues generated under municipal contracts with New York City represented 2.7% of BIN's revenues from its operations in 2011. Termination, modification or non-renewal of such contracts could have an adverse effect on BIN's business, results of operations and financial condition.

        BIN attributes 2.7% of its consolidated revenue in 2011 and 3.4% of its consolidated revenue in 2010 to its municipal contracts with New York City. On November 1, 2008, two of these contracts were renewed by New York City for three years. New York City issued Bids with respect to these two contracts and in September 2011 we received notice that they would be awarded to BIN for an additional three years to November 2014. The last of the three contracts was renewed in February 2010 for three years.

        Contracts with New York City can be terminated by New York City upon 10 days' notice. If these contracts are terminated, or if they are not renewed, BIN may not be able to replace the resulting lost revenue. Such a loss could have an adverse effect on BIN's business, financial condition and results of operations.

        In addition, during 2002, New York City announced changes to its solid waste management plan that would include reducing or eliminating the City's reliance on private transfer stations, such as the ones BIN operates in New York City. While the plan is preliminary and has undergone substantial revision, New York City continues to pursue major changes in its system for transferring and disposing of municipal waste. Since the announcement in 2002, New York City has requested proposals for alternative methods of handling municipal waste. BIN has and will continue to make proposals as requested by the City until the City decides on the final plan and contractors. If New York City implements changes to this system, it is possible that BIN's existing contracts with the City would be modified, terminated or not renewed.

Some of BIN's employees are covered by collective bargaining agreements and efforts by labor unions to renegotiate those agreements or to organize BIN's employees could divert management's attention from its business or increase its operating cost.

        As of December 31, 2011, approximately 1,780, or 25%, of BIN's employees were covered by more than 20 different collective bargaining agreements.

        The negotiation or renegotiation of these agreements could divert management's attention away from other business matters. If BIN is unable to negotiate acceptable collective bargaining agreements, it may have to wait through "cooling off" periods, which are often followed by union initiated work stoppages, including strikes. Unfavorable collective bargaining agreements, work stoppages or other labor disputes may result in increased operating expenses and reduced operating revenue.

Fluctuating fuel costs impact BIN's operating expenses and it may be unable to fully offset increased fuel costs through fuel surcharges.

        The price of fuel is unpredictable and fluctuates based on events outside of BIN's control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. BIN needs a significant amount of fuel to operate its collection and transfer trucks, and any price escalations will increase its operating expenses and could have a negative impact on its consolidated financial condition, results of operations and cash flows. BIN will from time to time, in accordance with the terms of most of its customer contracts, attempt to offset increased fuel costs through the implementation of fuel surcharges. However, BIN may be unable to pass through all of the increased fuel costs due to the terms of certain customers' contracts and market conditions. BIN has entered into a series of fuel hedges in both Canada and the United States with a view to limiting its exposure to fluctuating diesel fuel prices and to reducing operating cost variability, however, there can be no assurance that it will be successful in this regard.

BIN's revenues will fluctuate based on changes in commodity prices.

        BIN's recycling operations process for sale certain recyclable materials, such as old corrugated cardboard, paper, plastics and aluminum, which are marketed as commodities and are subject to significant price fluctuations. BIN's results of operations may be affected by changing prices or market requirements for recyclable materials. The resale and purchase prices of, and market demand for, recyclable materials can be volatile due to change in economic conditions and numerous other factors beyond BIN's control. These fluctuations may affect BIN's consolidated financial condition, results of operations and cash flows.

BIN depends on members of its management team and if it is unable to retain them, its operating results could suffer.

        BIN's future success will depend on, among other things, its ability to keep the services of its management and to hire other highly qualified employees at all levels. BIN will compete with other potential employers for employees, and it may not be successful in hiring and keeping the services of executives and other employees that it needs. The loss of the services of, or the inability to hire, executives or key employees could hinder BIN's business operations and growth.

BIN may record material charges against its earnings due to any number of events that could cause impairments to its assets.

        In accordance with U.S. GAAP, BIN capitalizes certain expenditures and advances relating to disposal site development and expansion projects. Events that could, in some circumstances, lead to an impairment include, but are not limited to, shutting down a facility or operation or abandoning a development project or the denial of an expansion permit. If BIN determines that a development or expansion project is impaired, BIN will charge against earnings any unamortized capitalized expenditures and advances relating to such facility or project reduced by any portion of the capitalized costs that it estimates will be recoverable, through sale or otherwise. BIN also carries a significant amount of goodwill on its consolidated balance sheet, which is required to be assessed for impairment annually, and more frequently in the case of certain triggering events. Any such charges could have a material adverse effect on BIN's results of operations.

BIN's insurance coverage may not be sufficient to cover all losses or claims that it may incur.

        BIN seeks to obtain and maintain, at all times, insurance coverage in respect of its potential liabilities and the accidental loss of value of its assets from risks, in those amounts, with those insurers, and on those terms it considers appropriate, taking into account all relevant factors, including the practices of owners of similar assets and operations. However, not all risks are covered by insurance, and BIN cannot provide assurance that insurance will be available consistently or on an economically feasible basis or that the amounts of insurance will be sufficient to cover losses or claims that may occur involving its assets or operations.

BIN is subject to various laws and regulations, which, if violated, could subject it to sanctions or third-party litigation or, if changed, could lead to increased costs or the interruption of normal business operations that would negatively impact its business, results of operations and financial condition.

        BIN's equipment, facilities and operations are subject to extensive and changing federal, provincial, state and local laws and regulations relating to environmental protection, health, safety, training, land use, transportation and related matters. These include, among others, laws and regulations governing the use, treatment, transportation, storage and disposal of solid and hazardous wastes and materials, air quality (including carbon or greenhouse gas emissions), water quality, permissible or mandatory methods of processing waste and the remediation of contamination associated with the release of hazardous substances. In addition, federal, provincial, state and local governments may change the rights they grant to, and the restrictions they impose on, waste management companies, and those changes could restrict BIN's operations and growth.

        BIN's compliance with regulatory requirements is costly. BIN may be required to enhance, supplement or replace its equipment and facilities and to modify landfill operations and, if it is unable to comply with applicable regulatory requirements, it could be required to close certain landfills. BIN may not be able to offset the cost of complying with these requirements. In addition, environmental regulatory changes or an inability to obtain extensions to the life of a landfill could accelerate or increase accruals or expenditures for closure and post-closure monitoring and obligate BIN to spend sums in addition to those presently accrued for such purposes.

        Extensive regulations govern the design, operation and closure of landfills. For example, in October 1991, the U.S. Environmental Protection Agency ("EPA") established minimum federal requirements for solid waste landfills under Subtitle D of The Federal Resource Conservation and Recovery Act of 1976, as amended. If BIN fails to comply with the Subtitle D regulations, it could be required to undertake investigatory or remedial activities, curtail operations or close a landfill temporarily or permanently, or be subject to monetary penalties. Moreover, if regulatory agencies fail to enforce the Subtitle D regulations vigorously or consistently, competitors whose facilities do not comply with the Subtitle D regulations or their state counterparts may obtain an advantage over BIN. The financial obligations of BIN arising from any failure to comply with the Subtitle D regulations could harm its business and earnings.

        Certain of BIN's waste disposal operations traverse state, provincial, county and the Canada/U.S. national boundaries. In the future, BIN's collection, transfer and landfill operations may be affected by proposed U.S. federal legislation governing interstate shipments of waste. Such proposed federal legislation could prohibit or limit the disposal of out-of-state waste (including waste from Canada) and may require states, under certain circumstances, to reduce the amount of waste exported to other states. If this or similar legislation is enacted in states in which BIN operates, it could have an adverse effect on our operating results, including BIN's landfills that receive a significant portion of waste originating from out-of-state. In addition, BIN believes that several states have proposed or have considered adopting legislation that would regulate the interstate transportation and disposal of waste in the states' landfills.

        Certain collection, transfer and landfill operations may also be affected by "flow control" legislation. Some states and local governments may enact laws or ordinances directing waste generated within their jurisdiction to a specific facility for disposal or processing. If this or similar legislation is enacted, state or local governments could limit or prohibit disposal or processing of waste in transfer stations or landfills or in third-party landfills used by BIN.

        In 1996, the New York City Council enacted Local Law 42, which prohibits the collection, disposal or transfer of commercial and industrial waste without a license issued by the New York City Business Integrity Commission, formerly known as the Trade Waste Commission (the "Business Integrity Commission"), and requires Business Integrity Commission approval of all acquisitions or other business combinations in New York City proposed by all licensees. The need for review by the Business Integrity Commission could delay BIN's consummation of acquisitions in New York City, which could limit its ability to expand its business there.

        From time to time, federal, provincial, state or local authorities consider and sometimes enact laws or regulations imposing fees or other charges on waste disposed of at landfills. If any significant fees are imposed in jurisdictions in which BIN operates and it is not able to pass the fees through to its customers, its operations and profitability could be negatively affected.

        BIN must also comply with the requirements of federal, provincial and state laws and regulation related to worker health and safety. These requirements can be onerous and include, in Canada, a requirement that any person that directs (or has the authority to direct) how another person does work or performs a task must take reasonable steps to prevent bodily harm to any person arising from that work or task. Failure to comply with these requirements may result in criminal or quasi-criminal proceedings and related penalties.

        The operational and financial effects of the various laws and regulations concerning BIN's business could require it to make significant expenditures or otherwise adversely affect the way it operates its business, as well as have an adverse effect on its business, financial condition and results of operations.

BIN is subject to various environmental requirements, which, if violated, could subject it to sanctions or third-party litigation.

        BIN could be subject to legal action relating to compliance with environmental laws or regulations, and to civil claims from parties alleging some harm as a consequence of contamination, odours and other releases to the environment or other environmental matters (including the acts or omissions of its predecessors) for which BIN may be responsible.

        Solid waste management companies are often subject to close scrutiny by federal, provincial, state and local regulators, as well as private citizens and environmental advocacy groups, and may be subject to judicial and administrative proceedings, including proceedings relating to their compliance with environmental and local land use laws.

        In general, environmental, health and safety laws authorize federal, provincial, state or local environmental regulatory agencies and attorney generals (and in some cases, private citizens) to bring administrative or judicial actions for violations of environmental laws or to revoke or deny the renewal of a permit. Potential penalties for such violations may include, among other things, civil and criminal monetary penalties, imprisonment, permit suspension or revocation, and injunctive relief. These agencies and attorney generals may also attempt to revoke or deny renewal of BIN's permits, franchises or licenses for violations or alleged violations of environmental, health and safety laws or regulations. Under certain circumstances, citizens are also authorized to file lawsuits to compel compliance with environmental laws, regulations or permits under which BIN operates and to impose monetary penalties. Surrounding landowners or community groups may also assert claims alleging environmental damage, personal injury or property damage in connection with BIN's operations.

        From time to time, BIN has received, and may in the ordinary course of business in the future receive, citations or notices from governmental authorities requiring that it take certain actions and/or alleging, among other things, that its operations are not in compliance with its permits or certain applicable environmental or land use laws or regulations. BIN will generally seek to work with the relevant authorities and citizens and citizen groups to resolve the issues raised by these citations or notices. However, BIN may not always be successful in resolving these types of issues without resorting to litigation or other formal proceedings. Any adverse outcome in these proceedings, whether formal or informal, could result in negative publicity, reduce the demand for BIN's services and negatively impact its results from operations. A significant judgment against BIN, the loss of a significant permit or license or the imposition of a significant fine or penalty could also have an adverse effect on BIN's financial condition and results of operations.

        BIN's future compliance with landfill gas management requirements under the U.S. Clean Air Act of 1970, as amended, may require installation of costly equipment, as well as incurring additional operating and maintenance costs.

BIN could be liable for contamination by hazardous substances.

        BIN could be liable to federal, provincial or state governments or other parties if hazardous (or other regulated or potentially harmful) substances contaminate or have contaminated properties, including soil or water under its properties, or if such substances from BIN's properties or operations contaminate or have contaminated the properties of others. BIN could be liable for this type of contamination even if the contamination did not result from its activities or occurred before it owned or operated the properties. BIN also could be liable for such contamination at properties to which it transported such substances or arranged to have hazardous substances transported, treated or disposed.

        Certain environmental laws impose joint and several and strict liability in connection with environmental contamination, which means that BIN could have to pay all recoverable damages, even if it did not cause or permit the event, circumstance or condition giving rise to the damages. Moreover, many substances are defined as "hazardous" under various environmental laws and their presence, even in minute amounts, can result in substantial liability. While BIN may seek contribution for these expenses from others, it may not be able to identify who the other responsible parties are and BIN may not be able to compel them to contribute to these expenses or they may be insolvent or unable to afford to contribute. If BIN incurs liability and if it cannot identify other parties whom it can compel to contribute to BIN's expenses and who are financially able to do so, BIN's financial condition and results of operations may be impaired.

        In addition, BIN has previously acquired, and may in the future acquire, businesses that may have handled and stored, or will handle and store, hazardous substances, including petroleum products, at their facilities. These businesses may have released substances into the soil, air or groundwater. They also may have transported or disposed of substances or arranged to have transported, disposed of or treated substances to or at other properties where substances were released into soil, air or groundwater. Depending on the nature of BIN's acquisition of these businesses and other factors, BIN could be liable for the cost of cleaning up any contamination, and other damages, for which the acquired businesses are liable. Any indemnities or warranties BIN obtained or obtains in connection with the purchases of these businesses may not be sufficient to cover these liabilities, due to limited scope, amount or duration, the financial limitations of the party who gave or gives the indemnity or warranty or other reasons. Moreover, available insurance does not cover liabilities associated with some environmental issues that may have existed prior to attachment of coverage.

        If the total cost of compliance or any remediation substantially exceeds BIN's applicable reserves and insurance coverage, it could have an adverse effect on its business, financial condition and results of operations.

Governmental authorities may enact climate change regulations that could increase BIN's costs to operate.

        Environmental advocacy groups and regulatory agencies in Canada and in the United States have been focusing considerable attention on the emissions of greenhouse gases and their potential role in climate change. As a consequence, governments have begun (and are expected to continue) devising and implementing laws and regulations that require reduced, or are intended to reduce, greenhouse gas emissions. The adoption of such laws and regulations and the imposition of fees, taxes or other costs, could adversely affect BIN's collection and disposal operations. As an example, certain jurisdictions in which BIN operates are contemplating air pollution control regulations that are more stringent than the existing requirements. Changing environmental regulations could require BIN to take any number of actions, including the purchase of emission allowances or the installation of additional pollution control technology, and could make BIN's operations less profitable, which could adversely affect its results of operations.

BIN's business is highly competitive, which could reduce its profitability or limit its growth potential.

        The North American solid waste management industry is very competitive. BIN faces competition from several larger competitors and a large number of local and regional competitors. Some of BIN's competitors have significantly larger operations, significantly greater financial resources and greater name recognition or are able or willing to provide or bid their services at a lower price. Because companies can enter the collection segment of the solid waste management industry with very little capital or technical expertise, there are a large number of regional and local collection companies in the industry. BIN faces competition from these businesses in the markets and regions it currently serves.

        Similar competition may exist in each location into which BIN tries to expand in the future. In addition to national and regional firms and numerous local companies, BIN will compete in certain markets with those municipalities that maintain waste collection or disposal operations. These municipalities may have financial advantages due to their access to user fees and similar charges, tax revenue and tax exempt financing, and some control of the disposal of waste collected within their jurisdictions.

        In each market in which BIN operates a landfill, BIN competes for solid waste business on the basis of disposal or "tipping" fees, geographical location and quality of operations. BIN's ability to obtain solid waste business for its landfills may be limited by the fact that some major collection companies also operate landfills to which they send their waste. In markets in which BIN does not operate a landfill, its collection operations may operate at a disadvantage to fully integrated competitors.

Increasing efforts by provinces, states and municipalities to reduce landfill disposal could lead to BIN's landfills operating at a reduced capacity or force BIN to charge lower rates.

        Provinces, states and municipalities increasingly have supported the following alternatives to or restrictions on current landfill disposal:

  •
  reducing waste at the source, including recycling and composting;

  •
  prohibiting disposal of certain types of waste at landfills; and

  •
  limiting landfill capacity.

        Many provinces and states have enacted, or are currently considering or have considered enacting, laws regarding waste disposal, including:

  •
  requiring counties, regions and cities and municipalities under their jurisdiction to use waste planning, composting, recycling or other programs to reduce the amount of waste deposited in landfills; and

  •
  prohibiting the disposal of yard waste, tires and other items in landfills.

        These trends may reduce the volume of waste disposed of in landfills in certain areas, which could lead to BIN's landfills operating at a reduced capacity or force it to charge lower prices for landfill disposal services.

If BIN's assumptions relating to expansion of its landfills should prove inaccurate, its results of operations and cash flow could be adversely affected.

        BIN's estimates or assumptions concerning future cell closure and landfill closure and post-closure costs may turn out to be significantly different from actual results. In addition, in some cases BIN may be unsuccessful in obtaining an expansion permit or it may determine that an expansion permit that it previously thought was probable has become unlikely. To the extent that such events occur at a landfill, cash expenditures for closure could be accelerated, results of operations and cash flow estimates may be adversely affected and the goodwill associated with the landfill may be subject to impairment testing.

BIN routinely makes accounting estimates and judgments. If these are proven to be incorrect, subsequent adjustments could require BIN to restate its historical financial statements.

        BIN makes accounting estimates and judgments in the ordinary course of business. Such accounting estimates and judgments will affect the reported amounts of its assets and liabilities at the date of its financial statements and the reported amounts of its operating results during the periods presented. Additionally, BIN interprets the accounting rules in existence as of the date of its financial statements when the accounting rules are not specific to a particular event or transaction. If the underlying estimates are ultimately proven to be incorrect, or if BIN's auditors or regulators subsequently interpret its application of accounting rules differently, subsequent adjustments could have a material adverse effect on BIN's operating results for the period or periods in which the change is identified. Additionally, subsequent adjustments could require BIN to restate its historical financial statements.

The adoption of new accounting standards or interpretations could adversely affect BIN's financial results.

        BIN's implementation of and compliance with changes in accounting rules and interpretations could adversely affect its operating results or cause unanticipated fluctuations in its results in future periods. The accounting rules and regulations that BIN must comply with are complex and continually changing. While BIN believes that its financial statements have been prepared in accordance with U.S. GAAP, BIN cannot predict the impact of future changes to accounting principles on its financial statements going forward.

If BIN identifies deficiencies in its internal control over financial reporting, BIN could be required to restate its historical financial statements.

        BIN may face risks if there are deficiencies in its internal control over financial reporting and disclosure controls and procedures. Any deficiencies, if uncorrected, could result in its financial statements being inaccurate and in future adjustments or restatements of its historical financial statements, which could adversely affect its business, financial condition and results of operations.

Risks Related to an Investment in Shares

Future issuances of Shares will be dilutive to existing Shareholders

        BIN is authorized to issue an unlimited number of Shares, an unlimited number of Special Shares and an unlimited number of Preferred Shares issuable in series for that consideration and on those terms and conditions as shall be established by the Board of Directors of the Corporation, generally without the approval of Shareholders. Existing Shareholders have no pre-emptive rights in connection with such further issues. Subject to TSX and NYSE rules requiring shareholder approval, BIN may make future acquisitions or enter into financings or other transactions involving the issuance of BIN's securities which may be dilutive to existing Shareholders. Sales or issuances of substantial amounts of Shares, or the perception that such sales could occur, may adversely affect prevailing market pricing for Shares.

Shares are publicly traded, and are subject to various factors that could make Share price volatile.

        From time to time, the stock market experiences significant price and volume volatility that may affect the market price of the Shares for reasons unrelated to BIN's performance. The market price of Shares may fluctuate based on a number of factors, including BIN's operating performance, the public's reaction to its press releases, the arrival and departure of key personnel and changes in BIN's guidance.

Payment of dividends is subject to the discretion of the Board of Directors.

        Dividends paid by BIN may fluctuate. The payment of dividends is subject to the discretion of the Board of Directors, and BIN's dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, its free cash flow, general business conditions, financial requirements for its operations and to execute its growth strategy, the terms of its existing indebtedness, the satisfaction of solvency tests imposed by the OBCA for the declaration and payment of dividends and other factors that the Board of Directors may in the future consider to be relevant. See "Dividends and Capital Structure".

BIN is a "foreign private issuer" in the U.S. and is permitted to file less information with the U.S. Securities and Exchange Commission and thus there may be less information concerning BIN publicly available.

        As a "foreign private issuer" BIN is exempt from rules under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act. In addition, BIN's officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act. Moreover, BIN is not required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission (the "SEC") as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor is it generally required to comply with Regulation FD, which restricts the selective disclosure of material non-public information. In addition, BIN is permitted, under a multi-jurisdictional disclosure system ("MJDS") adopted by the United States and Canada, to prepare its disclosure documents in accordance with Canadian disclosure requirements. Accordingly, there may be less information concerning BIN publicly available than there is for U.S. public companies.

BIN may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to BIN.

        More than 50% of BIN's total assets are located in the United States. In order to maintain its current status as a foreign private issuer under United States securities laws, a majority of its Shares must be either directly or indirectly owned by non-residents of the United States. BIN may in the future lose its foreign private issuer status if a majority of its Shares are held by residents of the United States. The regulatory and compliance costs to BIN under United States federal securities laws as a United States domestic issuer may be significantly more than the costs it incurs as a Canadian foreign private issuer eligible to use the MJDS. If BIN is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on United States domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, it may lose the ability to rely upon exemptions from NYSE corporate governance requirements that are available to foreign private issuers. Finally, if BIN loses its foreign private issuer status, to the extent that it were to offer or sell its securities outside of the United States, it would have to comply with the generally more restrictive Regulation S requirements that apply to United States companies, which could limit its ability to access the capital markets in the future and create a higher likelihood that investors would require it to file resale registration statements with the SEC as a condition to any such financings.

Because BIN is an Ontario company, certain civil liabilities and judgments may not be enforceable against it.

        BIN is organized under the laws of the Province of Ontario, Canada, and certain of its directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to affect services of process within the United States upon BIN or upon its directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Exchange Act. Furthermore, it may be difficult for investors to enforce judgements of United States courts based on civil liability provisions.

 DIVIDENDS AND CAPITAL STRUCTURE

        At December 31, 2011, BIN had 118,292,833 Shares outstanding. As of March 13, 2012, there were 117,283,876 Shares outstanding.

Dividends and Distributions

        The regular dividends declared by BIN in the period January 1, 2009 to December 31, 2011 are set out in the table below.

Record Date	Dividend per Security (C$)	Total Dividend (C$)	Payment Date
December 31, 2008	$0.04166	$2,398,309	January 15, 2009
March 31, 2009	$0.12500	$8,417,955	April 15, 2009
June 30, 2009	$0.12500	$10,286,705	July 15, 2009
September 30, 2009	$0.12500	$10,286,705	October 15, 2009
December 31, 2009	$0.12500	$10,292,019	January 15, 2010
March 31, 2010	$0.12500	$10,297,845	April 15, 2010
June 30, 2010	$0.12500	$10,297,845	July 15, 2010
September 30, 2010	$0.12500	$13,827,786	October 15, 2010
December 31, 2010	$0.12500	$15,213,361	January 14, 2011
March 31, 2011	$0.12500	$15,090,986	April 15, 2011
June 30, 2011	$0.12500	$15,103,273	July 15, 2011
September 30, 2011	$0.12500	$15,014,603	October 14, 2011
December 30, 2011	$0.12500	$14,786,604	January 16, 2012

        In 2009 BIN paid a special dividend. The record and payment dates, and payment amounts are set out in the table below. No special dividends were paid in 2010 or 2011.

Record Date	Dividend per Security (C$)	Total Dividend (C$)	Payment Date
March 31, 2009	$0.12500	$8,417,955	April 15, 2009
June 30, 2009	$0.12500	$10,286,705	July 15, 2009
September 30, 2009	$0.12500	$10,286,705	October 15, 2009
December 17, 2009	$0.12500	$10,292,019	December 31, 2009

        The amount of any dividends payable by BIN is at the discretion of its Board of Directors, taking into consideration BIN's free cash flow, financial requirements for its operations, the terms of its existing indebtedness, the satisfaction of solvency tests imposed by the OBCA, for the declaration and payment of dividends, and other conditions that may exist from time to time.

        The Board of Directors has approved a quarterly dividend of $0.1400 per share payable on April 16, 2012 to shareholders of record at the close of business March 30, 2012.

BIN Share Capital

Shares

        Voting.    Holders of Shares are entitled to one vote for each Share held at all meetings of BIN Shareholders, other than meetings at which only the holders of another class of shares are entitled to vote separately as a class.

        Size of Board of Directors.    BIN's articles of amalgamation provide that the number of directors must not be less than 3 nor more than 10 as may be determined by special resolution or by the directors (as the directors have been empowered by special resolution to determine the number). A "special resolution" is a resolution passed by not less than two-thirds of the votes cast by shareholders who voted in respect of a resolution or signed by all the shareholders entitled to vote on the resolution.

        Liquidation Rights.    Upon the liquidation, dissolution or winding up of BIN, whether voluntary or involuntary, the holders of Shares are entitled to share pro rata in any distribution of the property or assets of BIN and subject to the rights of holders of any outstanding preferred shares having priority over the Shares (none of which are currently issued and outstanding).

        Dividends.    BIN's constating documents provide that, after payment to the holders of BIN preferred shares, the holders of Shares shall be entitled to receive any dividend declared by the Board of Directors.

        As of December 31, 2011, Computershare Trust Company ("Computershare") holds 1,456,083 Shares in trust on behalf of participants in BIN's long term incentive plan (the "LTIP"), recipients of restricted shares and directors of BIN. Of these Shares, 729,206 Shares were held for BIN's directors and Canadian employees, including executives and 726,877 Shares were held for BIN's U.S. employees, including executives. Each director of BIN is required to own Shares having a purchase value equivalent to three times his or her annual retainer. With respect to the LTIP, employer-contributed funds are paid to a trust established for the purpose of holding Shares pursuant to the terms of the LTIP. Separate trusts exist for Canadian-resident and U.S.-resident employees, and the trusts purchase Shares in the market with the contributed funds and hold those Shares in trust for each participant in the LTIP. Restricted shares are issued as an incentive for certain executive management and are purchased by BIN in the open market and are held in trust for the benefit of executive management.

Preferred Shares

        General.    The preferred shares may be issued at any time and from time to time in one or more series, and the Board of Directors may by resolution determine for any such series, its designation, number of shares and respective rights, privileges, restrictions and conditions.

        Priority.    The preferred shares rank prior to the Shares and to any other shares of BIN ranking junior to the preferred shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of BIN. Each series of preferred shares ranks on a parity with every other series of preferred shares.

        Voting.    Except as required by the OBCA, the holders of BIN preferred shares are not entitled to receive notice of or to attend or to vote at any meeting of the shareholders of BIN.

        Amendment of Class Provisions.    Approval of amendments to the provisions of the preferred shares as a class may be given in writing by the holders of all the outstanding preferred shares or by a resolution carried by an affirmative vote of at least two-thirds of the votes cast at a meeting at which the holders of a majority of the outstanding preferred shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the shareholders then present or represented by proxy may transact the business for which the meeting was originally called.

        Dividends.    Each series of preferred shares is entitled to receive a quarterly, non-cumulative preferential cash dividend, as and when declared by the Board of Directors, payable on the last day of January, April, July and October in each year calculated quarterly at a specified rate. If, within 30 days after the expiration of any fiscal year of BIN, the Board of Directors has not declared the dividends or any part of the dividends on such series of preferred shares for such year, then the rights of the holders of such series of preferred shares to such dividend for such quarter shall be extinguished.

Special Shares

        Voting.    Until December 31, 2010, BIN had outstanding Special Shares registered to IESI. BIN redeemed the Special Shares, once all the issued and outstanding Participating Preferred Shares of IESI were exchanged into Shares on December 31, 2010.

        Dividends.    Holders of the Special Shares were not entitled to receive any dividends.

        Liquidation Rights.    Upon the liquidation, dissolution or winding up of BIN, whether voluntary or involuntary, the holders of Special Shares were not entitled to share in any distribution of the property or assets of BIN.

        Subdivision or Consolidation.    None of the Special Shares were to be subdivided, consolidated, reclassified or otherwise changed unless the Shares were subdivided, consolidated, reclassified or otherwise changed at the same time and in the same manner.

        Amendment.    The provisions attached to the Special Shares may be changed only with the approval of two-thirds of the votes cast at a meeting of the holders thereof.

Directors

        The Corporation's constating documents provide that the Corporation shall have a minimum of 3 directors and a maximum of 10 directors. The Directors supervise the activities and manage the affairs of the Corporation.

        Directors are appointed at each annual meeting of Shareholders to hold office for a term expiring at the close of the next annual meeting.

Non-Certificated Inventory System

        Registration of interests in and transfers of the Shares are generally made through the non-certificated inventory system administered by CDS (the "Non-Certificated Inventory System"). Shares are normally purchased, transferred and surrendered for redemption through a participant in the CDS depository service. Accordingly, Shareholders ordinarily exercise their rights through, and all payments or other property to which the Shareholder is entitled, are made or delivered by, CDS or the CDS participant through which the Shareholder holds the Shares. Ordinarily, upon purchase of any Shares, the Shareholder will receive only a customer confirmation from the registered dealer which is a CDS participant and from or through which the Shares are purchased.

Registrar and Transfer Agent

        The Registrar and Transfer Agent for the Shares is Computershare Investor Services Inc., at its principal office in Toronto, Ontario.

MANAGEMENT

Directors and Officers

        The Board of Directors is responsible for the management of the Corporation. The Corporation has an Audit Committee, a Compensation Committee, a Governance and Nominating Committee and an Environmental Health and Safety Committee and may establish such other committees as the Board of Directors deems appropriate from time to time.

        The following table sets out, for each of the individuals who serve as the Directors and executive officers of the Corporation, the person's name, municipality of residence, position held, principal occupation and

Committee memberships. Each of the Directors was elected for a term expiring at the following annual meeting, or upon the election of his successor.

Name and Municipality of Residence	Offices Held	Principal Occupation
Joseph D. Quarin(4) Toronto, Ontario Canada	Director, Vice-Chairman & Chief Executive Officer, BIN; President, BFI Canada	Vice-Chairman & Chief Executive Officer, BIN
James J. Forese(1)(2)(3)(4) Naples, Florida United States	Director, Non-Executive Chairman	Operating Partner and Chief Operating Officer, HCI Equity Partners
Keith Carrigan(4) Caledon, Ontario Canada	Director	Executive
Michael G. DeGroote(1)(2) Paget Parish Bermuda	Director	Investor
Michael H. DeGroote(1)(2)(3)(4) Oakville, Ontario Canada	Director	Executive
Daniel M. Dickinson(1)(2)(3) Northfield, Illinois United States	Director	Managing Partner, HCI Equity Partners
John T. Dillon(1)(2)(3)(4) Greenwich, Connecticut United States	Director	Executive
Douglas Knight(1)(2)(3) Toronto, Ontario Canada	Director	Executive
Daniel R. Milliard(1)(2)(3)(4) Port Carling, Ontario Canada	Director	Executive
William Hulligan Weston, Florida United States	President & Chief Operating Officer, BIN	President & Chief Operating Officer, BIN
Thomas J. Cowee Colleyville, Texas United States	Vice President & Chief Financial Officer, BIN; Vice President, Chief Financial Officer, Treasurer and Assistant Secretary, IESI	Vice President & Chief Financial Officer, BIN

Notes

(1)
Mr. Daniel R. Milliard is the chair of the Governance and Nominating Committee of our Board of Directors. Mr. Michael G. DeGroote, Mr. Michael H. DeGroote, Mr. Daniel M. Dickinson, Mr. John T. Dillon, Mr. James J. Forese, and Mr. Douglas Knight and Mr. Daniel R. Milliard are members of the Governance and Nominating Committee.

(2)
Mr. Daniel M. Dickinson is the chair of the Compensation Committee of our Board of Directors. Mr. Michael G. DeGroote, Mr. Michael H. DeGroote, Mr. Daniel M. Dickinson, Mr. John T. Dillon, Mr. James J. Forese, Mr. Douglas Knight and Mr. Daniel R. Milliard are members of the Compensation Committee.

(3)
Mr. Douglas Knight is the chair of the Audit Committee of our Board of Directors. Mr. Michael H. DeGroote, Mr. Daniel M. Dickinson, Mr. John T. Dillon, Mr. James J. Forese, Mr. Douglas Knight and Mr. Daniel R. Milliard are members of the Audit Committee.

(4)
Mr. James J. Forese is chair of the Environmental Health & Safety Committee. Mr. Keith Carrigan, Mr. Michael H. DeGroote, Mr. John T. Dillon, Daniel R. Milliard and Joseph D. Quarin are members of the Environmental Health & Safety Committee.

Biographies

        The following are brief profiles of the Directors of the Corporation and the executive officers named above.

  Joseph D. Quarin

        Mr. Quarin has been a member of the Board of Directors since July 2011 and Vice Chairman and Chief Executive Officer since January 1, 2012. Mr. Quarin was previously President and Chief Operating Officer of BIN from November 16, 2010 to January 1, 2012, Executive Vice President from March 2010 to November 16, 2010, Executive Vice President and Canadian Chief Operating Officer from September 2005 to March 2010, Chief Financial Officer of BFI Canada Holdings from February 2002 to September 2005 and Vice President Finance of BFI Canada Holdings from July 2000 to February 2002. Prior to July 2000, Mr. Quarin was an associate with NB Capital Partners (now Edgestone Capital Partners) from February 2000 to July 2000, and from June 1995 to January 2000, Mr. Quarin held various positions, including manager, senior manager and vice president, with KPMG Corporate Finance Inc. Mr. Quarin has an M.B.A. from the Richard Ivey School of Business, a B.Comm from Queen's University, and is a Chartered Accountant.

  James J. Forese

        Mr. Forese is currently the Non-Executive Chairman and Director of BIN. Mr. Forese has been a member of the Board of Directors since 2005. Mr. Forese joined HCI Equity Partners, a private equity investment firm in July 2003 and currently serves as an Operating Partner and Chief Operating Officer. From 1996 to 2003, Mr. Forese worked for IKON Office Solutions, most recently as the Chairman and Chief Executive Officer. Prior to joining IKON, Mr. Forese spent 36 years with IBM Corporation, most recently as Chairman of IBM Credit Corporation. In addition, Mr. Forese held numerous other positions during his tenure at IBM Corporation including as a senior executive with IBM World Trade Europe/Middle East/Africa and IBM World Trade Americas, President of the Office Products Division, Corporate Vice President and Controller and Corporate Vice President of Finance. Mr. Forese currently serves on the board of directors of MISTRAS Group, Inc. as Chairman of the Audit Committee and previously was on the board of directors of both SFN Corporation, as Non-Executive Chairman, and the board of directors of RRTS Corporation. Mr. Forese earned a B.E.E. in Electrical Engineering from Rensselaer Polytechnic Institute and an M.B.A. from Massachusetts Institute of Technology.

  Keith A. Carrigan

        Mr. Carrigan was the Vice-Chairman and Chief Executive Officer of BIN until his retirement on December 31, 2011 and Director of BIN and its predecessors since the June 2000 acquisition of their assets from Allied Waste Industries, Inc. and its affiliates. He was responsible for successfully acquiring, assimilating and improving the operations of BIN after the acquisition. Prior to joining BIN, Mr. Carrigan was involved in the development and/or management of various non-hazardous solid waste management and recycling businesses. Mr. Carrigan has been involved with the solid waste management industry for most of his career, which spans more than 30 years. Most notably, he was Vice President of Waste Management, Inc. in the United States, and President of Waste Management of Canada Corporation.

  Michael G. DeGroote

        Mr. DeGroote has been a member of the Board of Directors since July 2010. Mr. DeGroote was non-executive Chairman of Waste Services, Inc. from October 2008 until its acquisition by BIN in July 2010. He has over 35 years of involvement with the waste management industry. Under Mr. DeGroote's leadership, Laidlaw Inc., became the third largest waste management company in North America. After selling his controlling interest in Laidlaw to Canadian Pacific in 1988, Mr. DeGroote was appointed to CP's Board of Directors until he resigned in 1990. Mr. DeGroote was made an Officer of the Order of Canada in 1991 and holds an Honorary Doctorate degree from McMaster University in Hamilton, Ontario.

  Michael H. DeGroote

        Mr. DeGroote has been a member of the Board of Directors since May 2011. Michael H. DeGroote was appointed a Director of CBIZ, Inc. in November 2006. Mr. DeGroote currently serves as President of Westbury International, a full-service real estate development company, specializing in commercial/industrial land, residential development and property management. Prior to joining Westbury, Mr. DeGroote was Vice President of MGD Holdings and previously held a management position with Cooper Corporation. Mr. DeGroote serves on the Board of Governors of McMaster University in Hamilton, Ontario.

  Daniel M. Dickinson

        Mr. Dickinson has been a member of the Board of Directors since 2005. He has been employed since 2001 by, and is currently a Managing Partner of HCI Equity Partners, a private equity investment firm. Prior to joining HCI Equity Partners, Mr. Dickinson spent 15 years in mergers and acquisitions, most recently as Co-Head of Global Mergers & Acquisitions at Merrill Lynch. Mr. Dickinson is on the board of directors of Caterpillar Inc. and MISTRAS Group, Inc. He has a J.D. and an M.B.A. from The University of Chicago and a B.S. in Mechanical Engineering and Materials Science, magna cum laude, from Duke University.

  John T. Dillon

        Mr. Dillon has been a member of the Board of Directors since May 2011. John T. Dillon is a Senior advisor of Evercore Partners and former Vice Chairman of Evercore Capital Partners an advisory and investment firm. Mr. Dillon retired as chairman and chief executive officer of International Paper on October 31, 2003. Mr. Dillon served as chairman and chief executive officer from April 1, 1996 to his retirement. From September 1995 to April 1996 he served as the company's president and chief operating officer. Mr. Dillon received his bachelor's degree from the University of Hartford in 1966 and a master's degree from Columbia University's Graduate School of Business in 1971. Mr. Dillon is on the board of directors of Kellogg Company and retired as a Caterpillar Inc. director in December 2010 and as a director of E.I. du Pont de Nemours & Company in April 2011.

  Douglas Knight

        Mr. Knight has been a member of the Board of Directors since November 2007. He is President of St. Joseph Media, a position he has held since 2006. A graduate of the University of Toronto and the London School of Economics, he is the former Publisher and CEO of both The Financial Post and Toronto Sun. He was also the founding chair and CEO of ImpreMedia, LLC in New York. He has served on the boards of public and private companies in Canada and the U.S., including Xstrata Canada Corporation and Alliance Atlantis Motion Picture Distribution in Toronto, Core Communications in Washington D.C. and IBT Technologies in Austin, Texas. He has also served as chair, vice-chair or director with numerous arts, industry and community organizations. He is currently Chair of the Governor General's Performing Arts Awards Foundation in Ottawa and a director of Writer's Trust of Canada.

  Daniel R. Milliard

        Mr. Milliard has been a member of the Board of Directors since April 2002. He currently serves as General Manager of Islip Flow Controls, Inc. Prior to that Mr. Milliard was a senior business executive with over 30 years of CEO, General Counsel and Board of Director experience in both Canada and the United States. His business experience extends over a variety of industries including manufacturing, technology, telecommunications and healthcare. Mr. Milliard has been awarded the Chartered Director designation and the Human Resources and Compensation Committee Certified designation from McMaster University's Directors College programs. Mr. Milliard was Chief Executive Officer of GT Group Telecom Inc. which, in June 2002, while Mr. Milliard was acting in that capacity, made a proposal under the Companies' Creditors Arrangement Act ("CCAA"). GT Group Telecom Inc. emerged from CCAA court protection in February 2003 and was acquired by 360 Networks.

  Thomas J. Cowee

        Mr. Cowee has been Vice President and Chief Financial Officer of BIN and its predecessors since January 2007, Chief Financial Officer since September 2005 and IESI's Chief Financial Officer, Senior Vice President, Treasurer and Assistant Secretary since 2000. From 1997 to 2000, Mr. Cowee was IESI's Chief Financial Officer, Vice President, Treasurer and Secretary. From 1995 to 1997, he was Assistant Corporate Controller of USA Waste Services, Inc. Prior to that, beginning in 1979, Mr. Cowee held various positions with Waste Management, Inc.: from 1994 to 1995, he was Division Vice President and Controller in its Texas operations, and from 1993 to 1994, he was Vice President and Regional Controller in its Pennsylvania Hauling Region — East Group. Mr. Cowee has over 30 years of financial management experience in the solid waste management industry. Mr. Cowee has a B.Sc. in accounting from Ohio State University.

  William Hulligan

        William P. Hulligan has been President and Chief Operating Officer of BIN since January 1, 2012 and was previously Executive Vice President, U.S. Operations and President, IESI Corporation. Mr. Hulligan joined the company following BIN's acquisition of WSI in July 2010. He was formerly the Executive Vice President, U.S. Operations with WSI, having held various executive positions with WSI since joining in June 2003. From 1997 to 2003, Mr. Hulligan was a consultant for Waste Management Inc. Mr. Hulligan has more than 40 years' experience in the waste industry and is the former President of Waste Management of North America, Inc.

        The directors and senior executive officers of BIN and its subsidiaries, as a group, as of March 13, 2011, beneficially own, directly or indirectly, or exercise control or direction over, approximately 867,000 Shares, representing approximately 0.74% of the outstanding Shares.

 MARKET FOR SECURITIES

        The Shares are listed and traded on the TSX and the NYSE under the symbol "BIN". The following table sets forth the reported price ranges in Canadian dollars and trading volumes for the Shares on the TSX from January 1, 2011 to December 31, 2011.

	Toronto Stock Exchange
Month (2011)	High (C$)	Low (C$)	Volume
January	24.75	22.79	3,411,700
February	24.73	22.74	4,792,900
March	24.67	22.47	5,750,000
April	25.08	23.81	4,205,000
May	24.65	23.88	2,302,400
June	24.93	23.94	2,715,900
July	24.19	21.23	4,062,700
August	22.00	18.81	6,737,600
September	22.56	20.48	3,867,400
October	23.74	20.88	4,364,300
November	22.08	20.06	4,104,600
December	21.38	19.02	5,106,600

        The following table sets forth the reported price ranges in U.S. dollars and trading volumes for the Shares on the NYSE from January 1, 2011 to December 31, 2011.

	New York Stock Exchange
Month (2011)	High ($)	Low ($)	Volume
January	24.87	23.03	3,932,300
February	25.34	22.90	4,982,000
March	25.46	22.63	10,788,900
April	26.21	24.77	7,508,700
May	25.55	24.71	6,353,400
June	25.48	24.47	4,554,900
July	25.21	22.18	8,112,300
August	22.70	18.93	18,152,200
September	22.87	19.85	6,546,100
October	23.50	19.70	6,948,600
November	21.49	19.67	4,734,500
December	21.11	18.35	5,982,500

MATERIAL CONTRACTS

        The following are the only material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by the Corporation and its subsidiaries within the most recently completed fiscal year or before the most recently completed fiscal year but still in force and in effect:

  •
  On July 2, 2010, BIN, WSI and Merger Sub completed the merger provided for in the Merger Agreement pursuant to which BIN agreed to acquire WSI.

  •
  On July 2, 2010, BIN entered into the Fifth Amended and Restated Trust Indenture (the "trust indenture"). The purpose of entering into the trust indenture was to permit BIN to repay WSI's outstanding Canadian indebtedness with accommodations available under the Canadian facility. The amount drawn, maturity, pricing, security and significant terms and covenants in the trust indenture were largely unchanged. Covenant modifications generally reflect the financial condition and operations of the combined Canadian companies and were aligned with changes to the Canadian facility.

 AUDIT COMMITTEE INFORMATION

        The Audit Committee of the Board of Directors is presently comprised of the following members: Mr. Douglas Knight (Chair), Mr. James J. Forese, Mr. Daniel R. Milliard, Mr. Daniel M. Dickinson, John T. Dillon and Michael H. DeGroote. Each member of the Audit Committee is independent and financially literate within the meaning of applicable securities laws including National Instrument 52-110 — Audit Committees of the Canadian Securities Administrators, as amended from time to time.

Relevant Education and Experience

        Each member of the Audit Committee has acquired significant financial experience and exposure to accounting and financial issues.

        Mr. Knight is President of St. Joseph Media, Inc. Mr. Knight has previously served as Chairman and Chief Executive Officer of ImpreMedia, LLC in New York, Publisher and Chief Executive Officer of The Financial Post and of The Toronto Sun in Toronto.

        Mr. Forese served as Chairman and Chief Executive Officer of IBM Credit Corporation and Chairman and Chief Executive Officer of IKON Office Solutions for five years. Mr. Forese also previously held the positions of Corporate Vice President, Finance and Corporate Vice President and Controller with IBM Corporation. He holds an M.B.A. from Massachusetts Institute of Technology.

        Mr. Milliard previously served as an executive officer of two public companies. He was the Chief Executive Officer of GT Group Telecom Inc. and was at various times Vice Chairman, President, Chief Operating Officer and a director of Hyperion Communications. Mr. Milliard holds a B.S. in Business Administration, a M.A. in Business and a J.D. in Law. Mr. Milliard is a graduate of The Directors College Chartered Director program.

        Mr. Dickinson is currently a Managing Partner of HCI Equity Partners. Mr. Dickinson spent 15 years in mergers and acquisitions, most recently as Co-Head of Global Mergers & Acquisitions at Merrill Lynch and is on the board of directors of Caterpillar Inc. He has a J.D. and an M.B.A. from The University of Chicago and a B.S. in Mechanical Engineering and Materials Science, magna cum laude, from Duke University.

        Michael H. DeGroote was appointed a Director of CBIZ, Inc. in November 2006. Mr. DeGroote currently serves as President of Westbury International, a full-service real estate development company, specializing in commercial/industrial land, residential development and property management. Prior to joining Westbury, Mr. DeGroote was Vice President of MGD Holdings and previously held a management position with Cooper Corporation. Mr. DeGroote serves on the Board of Governors of McMaster University in Hamilton, Ontario.

        Mr. Dillon is a Senior advisor of Evercare Partners and former Vice Chairman of Evercore Capital Partners an advisory and investment firm. He is the retired Chairman and CEO of International Paper.

Pre-Approval Policies and Procedures

        The Audit Committee has established a policy of pre-approving all non-audit services to be performed for the Corporation by its external auditors, subject to a review of the compatibility of the non-audit engagement with the external auditors' independence. The Committee may not engage the external auditors to perform those specific non-audit services proscribed by law or regulation. The Committee may delegate authority to one or more members with respect to the authority to grant pre-approvals of permitted non-audit services, to the extent permitted by applicable law.

Audit Fees

        Deloitte & Touche LLP billed the Corporation and its subsidiaries C$2,447,567 and C$2,577,548 for 2011 and 2010, respectively, for audit services.

Audit-Related Fees

        Deloitte & Touche LLP billed the Corporation and its subsidiaries C$125,001 and C$107,960 for 2011 and 2010, respectively, for audit-related services.

Tax Fees

        Deloitte & Touche LLP billed the Corporation and its subsidiaries C$282,743 and C$194,658 for 2011 and 2010, respectively, for tax compliance, tax advice and tax planning services.

All Other Fees

        Not applicable.

Audit Committee Charter

        The charter of the Audit Committee is attached to this annual information form as Schedule "A".

INTERESTS OF EXPERTS

        Deloitte & Touche LLP, Independent Registered Chartered Accountants, Licensed Public Accountants, is the auditor of the Corporation and prepared a report of independent registered chartered accountants dated March 2, 2012 in respect of the Corporation's consolidated financial statements with accompanying notes as at and for the years ended December 31, 2011 and 2010 and the Corporation's internal controls over financial reporting at December 31, 2011. Deloitte & Touche LLP is independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

ADDITIONAL INFORMATION

        Additional information including the Corporation's directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for issuance under equity compensation plans, if applicable, will be contained in the Corporation's information circular for its next annual meeting of Shareholders, to be held later in 2012.

        Additional financial information is provided in the Corporation's audited consolidated financial statements for the year ended December 31, 2011 and the management's discussion and analysis related thereto in the Corporation's annual report for the year ended December 31, 2011.

        You may access further information about the Corporation including disclosure documents, reports, statements or other information that the Corporation files with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and on the Corporation's web site at www.progressivewaste.com.

 SCHEDULE A — AUDIT COMMITTEE CHARTER

PROGRESSIVE WASTE SOLUTIONS LTD. (the "Corporation")

AUDIT COMMITTEE CHARTER

1.     RESPONSIBILITY

        The Audit Committee is responsible for representing and assisting the Board of Directors of the Corporation (the "Board") in fulfilling its oversight responsibilities in relation to:

  •
  the integrity of the Corporation's financial statements;

  •
  the Corporation's compliance with legal and regulatory requirements as they relate to the Corporation's financial statements;

  •
  the qualifications, independence and performance of the Auditor;

  •
  internal controls and disclosure controls;

  •
  the performance of the Corporation's internal audit function; and

  •
  performing the additional duties set out in this Charter or otherwise delegated to the Audit Committee by the Board.

2.     MEMBERS

        The Board of Directors of the Corporation shall appoint a minimum of three directors to be members of the Audit Committee. The members of the Audit Committee shall be selected by the Board on recommendation of the Governance and Nominating Committee of the Board, and shall be selected based upon the following, to the extent that the following are required under applicable law;

  •
  each member shall be an Independent Director;

  •
  each member shall be financially literate; and

  •
  at least one member shall have accounting or financial expertise.

        For the purpose of this Charter, the term "Independent Director" shall mean a director that satisfies both the standards set forth in National Instrument 52-110 — Audit Committees of the Canadian Securities Administrators ("NI 52-110") and applicable New York Stock Exchange listing standards, as amended or replaced from time to time. The term "financially literate" shall have the meaning attributed thereto in NI 52-110, and shall at a minimum require the ability to read and understand the Corporation's basic financial statements.

        The term "accounting or related financial experience" shall mean the ability to analyze and interpret a full set of financial statements, including the notes thereto, in accordance with generally accepted accounting principles ("GAAP"), according to which the Corporation's financial statements are prepared and have such other accounting or related financial management expertise that is in accordance with the rules and regulations of the US Securities and Exchange Commission and applicable New York Stock Exchange listing standards.

3.     CHAIRMAN

        Each year, the Board of Directors of the Corporation shall appoint one member to be Chairman of the Audit Committee. If, in any year, the Board of Directors of the Corporation does not appoint a Chairman, the incumbent Chairman shall continue in office until a successor is appointed.

4.     TENURE

        Each member shall hold office until his or her term as a member of the Audit Committee expires or is terminated.

i

5.     REMOVAL AND VACANCIES

        Any member may be removed and replaced at any time by the Board. The Board shall fill vacancies in the Audit Committee by appointment from among the members of the Board. If a vacancy exists on the Audit Committee, the remaining members may exercise all its powers so long as a quorum remains in office.

6.     DUTIES

        The Audit Committee shall have the duties set out below as well as any other duties that are specifically delegated to the Audit Committee by the Board.

  (a)   Appointment and Review of Auditor

        The Auditor is ultimately accountable to the Audit Committee as representatives of the shareholders of the Corporation. Accordingly, the Audit Committee shall evaluate and be responsible for the Corporation's relationship with the Auditor. Specifically, the Audit Committee shall:

  •
  select, evaluate and nominate the Auditor to be proposed for appointment or reappointment, as the case may be, by the shareholders;

  •
  review the Auditor's engagement letter;

  •
  at least annually, obtain and review a report by the auditor describing the auditor's internal quality control procedures and a report from the auditor confirming that they have been reviewed and are in good standing with the appropriate independent oversight body such as the Canadian Public Accountability Board or the Public Corporation Accounting Oversight Board, or other governmental or professional authorities.

  (b)   Confirmation of Independence of Auditor

        At least annually, and before the Auditor issues its report on the annual financial statements, the Audit Committee shall:

  •
  ensure that the Auditor submits a formal written statement describing all relationships between the Auditor and the Corporation;

  •
  discuss with the Auditor any disclosed relationship or services that may affect the objectivity and independence of the Auditor; and

  •
  obtain written confirmation from the Auditor that it is objective and independent within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs.

  (c)   Rotation of Engagement Partner/Lead Partners

        The Audit Committee shall, after taking into account the opinions of management, evaluate the performance of the Auditor and the engagement partner/lead partners and shall rotate the engagement partner/lead partners when required or necessary.

  (d)   Pre-Approval of Non-Audit Services

        The Audit Committee shall pre-approve the retaining of the Auditor for any non-audit service, provided that no approval shall be provided for any service that is prohibited under the rules of the Canadian Public Accountability Board or the Independence Standards of the Canadian Institute of Chartered Accountants. Before the retaining of the Auditor for any non-audit service, the Audit Committee shall consider the compatibility of the service with the Auditor's independence. The Audit Committee may pre-approve the retaining of the Auditor for the engagement of any non-audit services by establishing policies and procedures to be followed prior to the appointment of the Auditor for the provision of such non-audit services. In addition, the Audit Committee may delegate to one or more members the authority to pre-approve the retaining of the Auditor for any non-audit service to the extent permitted by applicable law. Between scheduled Audit

Committee meetings, the Chair of the Audit Committee subject to the policy approved by the Board, is authorized to pre-approve audit or non-audit service engagement fees and terms. At the next Audit Committee meeting, the Chair of the Audit Committee will report to the Audit Committee any such pre-approval given.

  (e)   Communications with Auditor

        The Audit Committee shall meet privately with the Auditor as frequently as the Audit Committee feels is appropriate for the Audit Committee to fulfill its responsibilities (which shall not be less frequently than quarterly) to discuss any items of concern to the Audit Committee or the Auditor, such as:

  •
  matters that will be referred to in the Auditor's management letter;

  •
  whether or not the Auditor is satisfied with the quality and effectiveness of the financial recording procedures and systems; and

  •
  the extent to which the Auditor is satisfied with the nature and scope of the Auditor's examination.

  (f)    Review of Audit Plan

        The Audit Committee shall review a summary of the Auditor's audit plan in advance for each audit.

  (g)   Review of Audit Fees

        The Audit Committee has the direct responsibility for approving the Auditor's fee. In approving the Auditor's fee, the Audit Committee should consider, among other things, the number and nature of reports issued by the Auditors, the quality of the internal controls, the size, complexity and financial condition of the Corporation and the extent of internal audit and other support provided by the Corporation to the Auditor.

  (h)   Review of Annual Audited Financial Statements

        The Audit Committee shall review the annual audited financial statements, together with the Auditor's report thereon, before recommending them for approval by the Board, to assess whether or not they present fairly in all material respects in accordance with GAAP the financial condition, results of operations and cash flows of the Corporation. The Audit Committee shall also review the MD&A relating to the annual audited financial statements.

        In conducting their review, the Audit Committee should:

  •
  discuss the annual audited financial statements and MD&A with management and the Auditor;

  •
  consider the quality of, and not just the acceptability of, the accounting principles applied, the reasonableness of management's judgments and estimates that have a significant effect upon the financial statements, and the clarity of the disclosures in the financial statements;

  •
  discuss with the Auditor its report which addresses:

  –
  all critical accounting policies and practices to be used;

  –
  all alternative treatments of financial information within GAAP that have been discussed with management of the Corporation, ramifications of the use of alternative disclosures and treatments, and the treatment preferred by the Auditors; and

  –
  other material written communication between the Auditor and management of the Corporation, such as any management letter or schedule of unadjusted differences;

  •
  discuss any analyses prepared by management or the Auditor that set out significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP;

  •
  discuss the effect of off-balance sheet transactions, arrangements, obligations (including contingent liabilities) and other relationships with unconsolidated entities or other persons that may have a material current or future effect on the Corporation's financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues and expenses;

  •
  consider any changes in accounting practices or policies and their impact on financial statements of the Corporation;

  •
  discuss with management, the Auditor and, if necessary, legal counsel, any litigation, claim or other contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters have been disclosed in the financial statements;

  •
  discuss with management and the Auditor correspondence with regulators or governmental agencies, employee complaints or published reports that raise material issues regarding the Corporation's financial statements or accounting policies;

  •
  discuss with the Auditor any special audit steps taken in light of any material weaknesses in internal control;

  •
  discuss with the Auditor any difficulties encountered in the course of the audit work, including any restrictions on the scope of their procedures and access to requested information, accounting adjustments proposed by the Auditor that were not applied (because they were immaterial or otherwise), and significant disagreements with management;

  •
  consider any other matter which in its judgment should be taken into account in reaching its recommendation to the Board concerning the approval of the financial statements;

  •
  satisfy itself that appropriate accounting policies and practices have been selected and applied consistently; and

  •
  satisfy itself that management has established appropriate procedures to comply with applicable legislation for the remittance of taxes, pension monies and employee remuneration.

  (i)    Review of Interim Financial Statements

        The Audit Committee shall also engage the Auditor to review the interim financial statements prior to the Audit Committee's review of such financial statements. The Audit Committee should discuss the interim financial statements and related MD&A with management and the Auditor and, if satisfied that the interim financial statements present fairly in all material respects in accordance with GAAP the financial condition, results of operations and cash flows, approve the interim financial statements and review the related MD&A on behalf of the Board.

  (j)    Review of Other Financial Information

        The Audit Committee should generally discuss earnings releases, as well as the nature of financial information and earnings guidance provided to analysts and rating agencies in accordance with the Corporation's disclosure policy.

  (k)   Review of Prospectuses and Other Regulatory Filings

        The Audit Committee shall review all other financial statements of the Corporation that require approval by the Board before they are released to the public, including, without limitation, financial statements for use in prospectuses or other offering or public disclosure documents and financial statements required by regulatory authorities.

  (l)    Review of Internal Audit Function

        The Audit Committee shall review the mandate of the internal audit function, the budget, planned activities and organizational structure of the internal audit function to ensure that it is independent of management and has sufficient resources to carry out its mandate.

  (m)  Relations with Management

        The members shall meet privately with management as frequently as the Audit Committee feels is appropriate to fulfill its responsibilities, which shall not be less frequently than quarterly, to discuss any areas of concern to the Audit Committee or management.

        The Audit Committee shall, subject to regulatory or professional guidelines, recommend to the Board policies relating to hiring former partners or employees of the Auditor who were engaged on the Corporation's account.

  (n)   Oversight of Internal Controls and Disclosure Controls

        The Audit Committee shall review with management the adequacy of the internal controls that have been adopted to safeguard assets from loss and unauthorized use and ensure the accuracy of the financial records.

        The Audit Committee shall review with management the controls and procedures that have been adopted to ensure the disclosure of all material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or the rules of those stock exchanges on which securities of the Corporation are listed or quoted.

  (o)   Legal Compliance

        The Audit Committee shall review with legal counsel any legal matters that may have a significant effect on the Corporation's financial statements. The Audit Committee should review with legal counsel material inquiries received from regulators and governmental agencies. The Audit Committee shall review any material matters arising from any known or suspected violation of the Corporation's Code of Conduct and any material concerns regarding questionable accounting or auditing matters raised through the Corporation's ethics response line.

  (p)   Risk Management

        The Audit Committee shall meet periodically with management to discuss the Corporation's policies with respect to risk assessment and management.

  (q)   Taxation Matters

        The Audit Committee shall review the status of taxation matters of the Corporation.

  (r)   Confirmation from CEO and CFO

        The Audit Committee shall obtain confirmation from the Chief Executive Officer and the Chief Financial Officer (and considering the external auditors' comments, if any, thereon) to their knowledge that:

  (i)
  the audited financial statements, together with any financial information included in the annual management's discussion and analysis and annual information form, fairly present in all material respects the Corporation's financial condition, results of operations and cash flows, as of the date and for the periods presented in such filings; and

  (ii)
  that the interim financial statements, together with any financial information included in the interim management's discussion and analysis, fairly present in all material respects the Corporation's financial condition, results of the operations and cash flows, as of the date and for the periods presented in such filings.

  (s)   Appointment and Replacement of the CFO

        The Audit Committee shall approve the appointment and replacement of the Chief Financial Officer and review with the Chief Financial Officer the appointment and replacement of other members of senior management who will be involved in financial reporting.

        The Audit Committee shall, in conjunction with the Governance and Nominating Committee, review succession plans for the Chief Financial Officer and the Controller.

v

7.     COMPLAINTS PROCEDURE

        The Audit Committee shall establish a procedure for the receipt, retention and follow-up of complaints received by the Corporation regarding accounting, internal controls, disclosure controls or auditing matters and a procedure for the confidential, anonymous submission of concerns by employees of the Corporation regarding accounting, internal controls, or auditing matters.

8.     REPORTING

        The Audit Committee shall report to the Board on:

  •
  the Auditor's independence;

  •
  the performance of the Auditor and the Audit Committee's recommendations regarding the reappointment or termination of the Auditor;

  •
  the performance of the internal audit function;

  •
  the adequacy of the Corporation's internal controls and disclosure controls;

  •
  the Audit Committee's review of the annual and interim financial statements of the Corporation and any GAAP reconciliation, including any issues with respect to the quality or integrity of the financial statements, and shall recommend whether or not the Board should approve the financial statements and any GAAP reconciliation;

  •
  the Audit Committee's review of the annual and interim MD&A;

  •
  the Audit Committee's review of the Annual Information Form;

  •
  the Corporation's compliance with legal and regulatory matters to the extent they affect the financial statements of the Corporation; and

  •
  all other material matters dealt with by the Audit Committee.

9.     REVIEW AND DISCLOSURE

        This Charter should be reviewed by the Audit Committee at least annually and be submitted to the Governance and Nominating Committee for consideration with such amendments as the Audit Committee proposes and for recommendation to the Board for approval with such further amendments as the Governance and Nominating Committee proposes.

        This Charter may also be posted on the Corporation's Web site.

10.   MEETINGS

        The time and place at which meetings of the Audit Committee shall be held, and procedures at such meetings shall be determined from time to time by, the Audit Committee, unless otherwise determined by the by-laws of the Corporation; provided that notice of every such meeting shall be given to the auditors of the Corporation, and provided further that meetings shall be convened whenever requested by the auditors or any member of the Audit Committee in accordance with the Business Corporations Act (Ontario).

        The Secretary of the Corporation shall, upon the request of the Audit Committee Chairman, any member of the Audit Committee, the external auditors of the Corporation, the President and Chief Executive Officer of the Corporation or the Chief Financial Officer of the Corporation, call a meeting of the Audit Committee by letter, telephone, facsimile, telegram or other communication equipment, by giving at least 48 hours notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of conference telephone or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

        Any member of the Audit Committee may participate in the meeting of the Audit Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

        The Audit Committee may invite such officers, directors and employees of the Corporation and its subsidiaries and the external auditors of the Corporation as it may see fit, from time to time, to attend at meetings of the Audit Committee.

        A quorum for the transaction of business of the Audit Committee shall consist of two members of the Audit Committee.

11.   RETENTION OF EXPERTS

        The Audit Committee may engage such special legal, accounting or other experts, without Board approval and at the expense of the Corporation, as it considers necessary to perform its duties.

 SCHEDULE B — CREDIT RATINGS

        Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of the obligation.

        DBRS's long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of securities rated. DBRS's BBB (low), with stable trend, rating assigned to the Corporation's senior secured series B debenture is the fourth highest of the 10 rating categories for long-term debt. Debt securities rated "BBB" are of adequate credit quality and protection of interest and principal is considered acceptable, but the obligor is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the obligor. A reference to "high" or "low" reflects the relative strength within the rating category.

        S&P's long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of securities rated. S&P has assigned BIN a long-term corporate credit rating of BB+ which is sixth highest rating of 12 major rating categories. A "BB" rating indicates that the obligor's capacity to meet its financial commitment is less vulnerable, but that the obligation is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. S&P uses "+" or "- " designations to indicate the relative standing of securities within a particular rating category.

        Moody's long-term credit ratings are on a scale that ranges from AAA to C, which represents the range from the highest to lowest quality of securities rated. Moody's has assigned BIN a corporate family rating of Ba2 stable which is the 5th highest rating of nine major rating categories. A Ba2 stable range indicates that the obligor's capacity to meet its financial commitment is less vulnerable, but that the obligation is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. Moody's uses a 1, 2 or 3 modifier to indicate the relative standing of the securities within a particular rating category, with 1 representing the high end of the range and 3 representing the low.

        Credit ratings are not recommendations to purchase hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. We cannot assure you that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

QuickLinks

  Exhibit 99.1
TABLE OF CONTENTS
PROGRESSIVE WASTE SOLUTIONS LTD. ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2011 DATED MARCH 13, 2012
FORWARD-LOOKING STATEMENTS
FINANCIAL DISCLOSURE
THE CORPORATION
BIN'S INDUSTRY
BUSINESS OF THE BIN GROUP
RISK FACTORS
DIVIDENDS AND CAPITAL STRUCTURE
MANAGEMENT
MARKET FOR SECURITIES
MATERIAL CONTRACTS
AUDIT COMMITTEE INFORMATION
INTERESTS OF EXPERTS
ADDITIONAL INFORMATION
SCHEDULE A — AUDIT COMMITTEE CHARTER PROGRESSIVE WASTE SOLUTIONS LTD. (the "Corporation") AUDIT COMMITTEE CHARTER
SCHEDULE B — CREDIT RATINGS